SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capita

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2017 to 06/30/2017

01/01/2016 to 06/30/2016

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2017 to 06/30/2017

01/01/2016 to 06/30/2016

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Initial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Country of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Category A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Initial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 30 Month: 06
Activity:	Telecommunication

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	06/30/2016
Paid up Capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	638,225
Preferred	-
Total	638,225

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
Extraordinary General Meeting ("AGE")	04/19/2017	Dividends	06/19/2017	Ordinary		0.06142

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	06/30/2017	12/31/2016
1	Total Assets	17,656,236	17,439,301
1.01	Current Assets	74,914	194,295
1.01.01	Cash and Cash Equivalents	32,778	8,593
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	22,425	22,351
1.01.06.01	Current Taxes and Contributions Recoverable	22,425	22,351
1.01.07	Prepaid Expenses	2,183	2,149
1.01.08	Other Current Assets	17,199	160,873
1.01.08.03	Other Assets	17,199	160,873
1.01.08.03.01	Dividends and interests on own capital receivable	0	134,606
1.01.08.03.03	Other Assets	17,199	26,267
1.02	Non-Current Assets	17,581,322	17,245,006
1.02.01	Long-Term Assets	105,925	96,264
1.02.01.07	Prepaid Expenses	5,456	6,407
1.02.01.09	Other Non-Current Assets	100,469	89,857
1.02.01.09.05	Judicial Deposits	100,469	89,857
1.02.02	Investments	17,317,841	16,991,186
1.02.02.01	Investments on Subsidiaries	17,317,841	16,991,186
1.02.02.01.02	Subsidiaries	17,317,841	16,991,186
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	06/30/2017	12/31/2016
2	Total Liabilities	17,656,236	17,439,301
2.01	Current Liabilities	79,527	220,048
2.01.01	Social and Labor Obligations	3,108	3,844
2.01.01.02	Labor Obligations	3,108	3,844
2.01.02	Suppliers - Trade Payable	6,706	2,086
2.01.02.01	Domestic Suppliers	6,399	1,652
2.01.02.02	Foreign suppliers	307	434
2.01.03	Taxes, rates and contributions	399	354
2.01.03.01	Federal Obligations	70	45
2.01.03.01.02	Other Fiscal Taxes	70	45
2.01.03.03	Municipal Obligations	329	309
2.01.03.03.01	ISS payable	329	309
2.01.05	Other Obligations	69,314	213,764
2.01.05.02	Others	69,314	213,764
2.01.05.02.01	Dividends payable	61,639	206,112
2.01.05.02.04	Other Current Liabilities	7,675	7,652
2.02	Non-Current Liabilities	31,780	31,740
2.02.02	Long-Term Liabilities	29,757	29,758
2.02.02.02	Others	29,757	29,758
2.02.02.02.03	Other Liabilities	29,757	29,758
2.02.04	Provisions	2,023	1,982
2.02.04.01	Tax, Labor and Civil Provisions	2,023	1,982
2.02.04.01.02	Civil and Labor Provisions	2,023	1,982
2.03	Shareholders' Equity	17,544,929	17,187,513
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,564,990	1,560,780
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	28,232	24,678
2.03.02.05	Treasury Stock	(2,713)	(3,369)
2.03.02.07	Reserve for Tax Benefits	1,158,911	1,158,911
2.03.04	Revenue Reserves	5,760,942	5,760,942
2.03.04.01	Legal Reserve	657,034	657,034
2.03.04.10	Reserve for expansion	5,103,908	5,103,908
2.03.05	Retained earnings	351,016	-
2.03.08	Other comprehensive income	1,683	(507)

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2017 to 06/30/2017	Quarter - prior year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016
3.04	Operating Income (Expenses)	219,240	351,218	74,747	201,882
3.04.02	General and Administrative	(10,145)	(16,431)	(4,376)	(10,277)
3.04.04	Other Operating Revenues	-	-	4	191
3.04.05	Other Operating Expenses	(61)	(186)	-	(61)
3.04.06	Equity Pick Up	229,446	367,835	79,119	212,029
3.05	Operating Income	219,240	351,218	74,747	201,882
3.06	Financial	(315)	(202)	(298)	475
3.06.01	Financial Revenues	486	1,245	988	1,990
3.06.02	Financial Expenses	(801)	(1,447)	(1,286)	(1,515)
3.07	Income Before Taxes	218,925	351,016	74,449	202,357
3.08	Income Tax and Social Contribution	-	-	-	-
3.09	Profit for the Period on continued operations	218,925	351,016	74,449	202,357
3.11	Profit for the Period	218,925	351,016	74,449	202,357
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share basic	-	-	-	-
3.99.01.01	ON	0.0905	0.1450	0.0308	0.0836
3.99.02	Earnings per share diluted	-	-	-	-
3.99.02.01	ON	0.0904	0.1450	0.0308	0.0837

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2017 to 06/30/2017	Quarter - prior year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016
4.01	Profit for the period	218,925	351,016	74,449	202,357
4.02	Other comprehensive income	-	2,190	10,063	(6,243)
4.02.01	Cash flow hedges	-	2,190	10,063	(6,243)
4.03	Comprehensive Income for the period	218,925	353,206	84,512	196,114

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2016 to 06/30/2016
6.01	Net cash and cash equivalents Operating activities	167,676	471,293
6.01.01	Cash and cash equivalents generated by operating activities	(15,610)	(12,731)
6.01.01.01	Earning before income tax (EBIT)	351,016	202,357
6.01.01.02	Equity Pick Up	(367,835)	(212,029)
6.01.01.04	Provision for judicial and administrative proceedings	115	(1,437)
6.01.01.05	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	(503)	(555)
6.01.01.07	Stock options	1,597	(1,067)
6.01.02	Variations in assets and liabilities	183,286	484,024
6.01.02.01	Taxes and contributions recoverable	(73)	(27)
6.01.02.02	Prepaid expenses	179,606	489,013
6.01.02.03	Judicial Deposits	(10,090)	(7,021)
6.01.02.04	Other current and non-current assets	9,067	10,460
6.01.02.05	Labor obligations	(735)	(381)
6.01.02.06	Suppliers	4,621	1,863
6.01.02.07	Taxes and contributions	45	(73)
6.01.02.08	Payment of legal and administrative proceedings	(92)	(150)
6.01.02.09	Other current and non-current liabilites	916	(9,678)
6.03	Net cash and cash equivalents Financing activities	(143,491)	(460,262)
6.03.01	Dividends paid	(144,474)	(460,262)
6.03.02	Disposal shares in treasury	983	-
6.05	Increase / (Decrease) on cash and cash equivalents	24,185	11,031
6.05.01	Beginning cash and cash equivalents balance	8,593	24,763
6.05.02	Ending cash and cash equivalents balance	32,778	35,794

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2017 to 06/30/2017

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	Total Shareholders´ Equity
5.01	Beginning balance	9,866,298	1,560,780	5,760,942	-	(507)	17,187,513
5.04	Shareholder´s Transactions	-	4,210	-	-	-	4,210
5.04.03	Stock option	-	2,833	-	-	-	2,833
5.04.05	Treasury stock sold	-	1,377	-	-	-	1,377
5.05	Total Comprehensive Income	-	-	-	351,016	2,190	353,206
5.05.01	Profit for the Period	-	-	-	351,016	-	351,016
5.05.02	Other comprehensive income	-	-	-	-	2,190	2,190
5.05.02.06	Cash flow hedges	-	-	-	-	2,190	2,190
5.07	Ending balance	9,866,298	1,564,990	5,760,942	351,016	1,683	17,544,929

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2016 to 06/30/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL Shareholders´ Equity
5.01	Beginning balance	9,866,298	1,438,728	5,270,409	-	1,887	16,577,322
5.04	Shareholder´s Transactions	-	1,055	-	-	-	1,055
5.04.03	Stock option	-	1,055	-	-	-	1,055
5.05	Total Comprehensive Income	-	-	-	202,357	(6,243)	196,114
5.05.01	Profit for the period	-	-	-	202,357	-	202,357
5.05.02	Other comprehensive income	-	-	-	-	(6,243)	(6,243)
5.05.02.06	Cash flow hedge	-	-	-	-	(6,243)	(6,243)
5.07	Ending balance	9,866,298	1,439,783	5,270,409	202,357	(4,356)	16,774,491

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2016 to 06/30/2016
7.02	Raw Material Acquired from Third Parties	(7,217)	(4,817)
7.02.02	Material, Energy, Services and Others	(7,217)	(4,817)
7.03	Gross Added Value	(7,217)	(4,817)
7.05	Net Added Value Produced	(7,217)	(4,817)
7.06	Added Value Received from Transfers	369,080	214,019
7.06.01	Equity Pick Up	367,835	212,029
7.06.02	Financial Revenues	1,245	1,990
7.07	Total Added Value to Share	361,863	209,202
7.08	Sharing Added Value	361,863	209,202
7.08.01	Labor	8,627	4,040
7.08.01.01	Cost of Working	7,948	3,909
7.08.01.02	Benefits	536	234
7.08.01.03	F.G.T.S	113	97
7.08.01.04	Others	30	(200)
7.08.02	Taxes, Fees and Contributions	789	1,192
7.08.02.01	Federal	789	1,176
7.08.02.02	State	-	-
7.08.02.03	Municipal	-	16
7.08.03	Earnings - Borrowed Capital	1,431	1,613
7.08.03.01	Interest	1,421	1,495
7.08.03.02	Rentals	10	118
7.08.04	Earnings - Owned Capital	351,016	202,357
7.08.04.03	Retained Earnings	351,016	202,357

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets

Account Code	Account Description	06/30/2017	12/31/2016
1	Total assets	32,089,027	34,655,680
1.01	Current Assets	7,860,817	10,107,399
1.01.01	Cash and Cash Equivalents	3,422,500	5,128,186
1.01.02	Financial assets	5,077	479,953
1.01.03	Accounts Receivable	2,655,144	2,919,177
1.01.03.01	Clients	2,655,144	2,919,177
1.01.04	Inventories	162,069	143,934
1.01.06	Taxes and Contributions Recoverable	713,279	968,660
1.01.06.01	Current Taxes and Contributions Recoverable	713,279	968,660
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	528,030	633,854
1.01.06.01.02	Direct Taxes and Contributions Recoverable	185,249	334,806
1.01.07	Prepaid Expenses	564,187	130,392
1.01.08	Other Current Assets	338,561	337,097
1.01.08.03	Others	338,561	337,097
1.01.08.03.01	Operations with derivatives	62,451	82,454
1.01.08.03.02	Other assets	188,524	168,718
1.01.08.03.03	Financial leasing	2,732	2,818
1.01.08.03.04	Regulatory credit to be offset	84,854	83,107
1.02	Non-Current Assets	24,228,210	24,548,281
1.02.01	Long-Term Assets	2,846,978	2,831,176
1.02.01.03	Accounts Receivable	24,967	24,092
1.02.01.03.01	Clients	24,967	24,092
1.02.01.06	Deferred Taxes	30,478	41,690
1.02.01.06.01	Deferred Income Tax and Social Contribution	30,478	41,690
1.02.01.07	Prepaid Expenses	46,887	54,374
1.02.01.09	Other Non-Current Assets	2,744,646	2,711,020
1.02.01.09.03	Operations with derivatives	46,735	134,468
1.02.01.09.04	Other Non-Current Assets	12,713	12,442
1.02.01.09.05	Judicial Deposits	1,338,775	1,294,125
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	937,879	867,143
1.02.01.09.07	Direct Taxes and Contributions Recoverable	204,781	200,898
1.02.01.09.08	Financial leasing	203,763	201,944
1.02.03	Property, Plant and Equipment	10,354,364	11,084,530
1.02.03.01	Property, Plant and Equipment in Operation	9,197,426	9,264,924
1.02.03.03	Construction work in progress	1,156,938	1,819,606
1.02.04	Intangible	11,026,868	10,632,575
1.02.04.01	Intangibles	9,499,649	9,105,356
1.02.04.01.02	Software rights	3,782,643	3,731,736
1.02.04.01.03	Authorizations	1,148,699	1,163,192
1.02.04.01.04	Other Intangibles	4,568,307	4,210,428
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	06/30/2017	12/31/2016
2	Total liabilities	32,089,027	34,655,680
2.01	Current Liabilities	5,897,642	7,281,555
2.01.01	Social and Labor Obligations	219,604	212,279
2.01.01.02	Labor Obligations	219,604	212,279
2.01.02	Suppliers - Trade Payable	2,652,744	3,461,081
2.01.02.01	Domestic Suppliers	2,569,862	3,378,980
2.01.02.02	Foreign suppliers	82,882	82,101
2.01.03	Taxes, rates and contributions	499,912	816,856
2.01.03.01	Federal Obligations	181,138	389,872
2.01.03.01.01	Income Tax and Social Contribution Payable	58,986	279,406
2.01.03.01.02	Other Taxes	122,152	110,466
2.01.03.02	State Obligations	275,118	381,659
2.01.03.02.01	ICMS	275,118	381,659
2.01.03.03	Municipal Obligations	43,656	45,325
2.01.03.03.01	ISS	43,656	45,325
2.01.04	Loans and Financing	1,562,607	1,145,225
2.01.04.01	Loans and Financing	1,562,607	1,145,225
2.01.04.01.01	Domestic Currency	1,331,162	880,947
2.01.04.01.02	Foreign Currency	231,445	264,278
2.01.05	Other Obligations	962,775	1,646,114
2.01.05.02	Others	962,775	1,646,114
2.01.05.02.01	Dividends payable	61,639	206,112
2.01.05.02.04	Operations with derivatives	9,427	36,163
2.01.05.02.05	Authorizations Payable	204,212	486,494
2.01.05.02.06	Deferred revenues	561,303	812,340
2.01.05.02.07	Financial leasing	118,324	96,604
2.01.05.02.08	Other liabilities	7,870	8,401
2.02	Non-Current Liabilities	8,646,456	10,186,612
2.02.01	Loans and Financing	4,613,879	5,574,557
2.02.01.01	Loans and Financing	4,613,879	5,574,557
2.02.01.01.01	Domestic Currency	4,151,569	4,215,708
2.02.01.01.02	Foreign Currency	462,310	1,358,849
2.02.02	Other Obligations	3,345,254	4,001,903
2.02.02.02	Others	3,345,254	4,001,903
2.02.02.02.04	Indirect Taxes and Contributions Payable	2,486	112
2.02.02.02.05	Direct Taxes and Contributions Payable	265,447	258,840
2.02.02.02.06	Authorizations Payable	272,309	900,138
2.02.02.02.07	Deferred revenues	1,028,482	1,061,304
2.02.02.02.08	Financial leasing	1,724,353	1,705,634
2.02.02.02.09	Operations with derivatives	30,555	30,565
2.02.02.02.10	Other liabilities	21,622	45,310
Account Code	Account Description	06/30/2017	12/31/2016
2.02.03	Deferred Taxes	127,184	108,358
2.02.03.01	Deferred Income Tax and Social Contribution	127,184	108,358
2.02.04	Provisions	560,139	501,794
2.02.04.01	Tax, Labor and Civil Provisions	542,115	480,068
2.02.04.01.01	Tax Provisions	229,836	216,423
2.02.04.01.02	Labor Provisions	138,665	90,789
2.02.04.01.03	Benefits Provisions	1,586	1,586
2.02.04.01.04	Civil Provisions	141,844	141,988
2.02.04.01.05	Regulatory Provisions	30,184	29,282
2.02.04.02	Other Provisions	18,024	21,726
2.02.04.02.03	Asset Retirement Obligation	18,024	21,726
2.03	Shareholders' Equity	17,544,929	17,187,513
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,564,990	1,560,780
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	28,232	24,678
2.03.02.05	Treasury stock	(2,713)	(3,369)
2.03.02.07	Tax benefit reserve	1,158,911	1,158,911
2.03.04	Revenue Reserves	5,760,942	5,760,942
2.03.04.01	Legal Reserve	657,034	657,034
2.03.04.10	Reserve for expansion	5,103,908	5,103,908
2.03.05	Retained earnings	351,016	-
2.03.08	Other Comprehensive Income	1,683	(507)

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2017 to 06/30/2017	Quarter - prior year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	3,942,392	7,893,766	3,820,151	7,674,497
3.02	Cost of Goods Sold and/or Services Rendered	(1,913,210)	(3,924,660)	(2,004,722)	(3,953,745)
3.03	Gross Income	2,029,182	3,969,106	1,815,429	3,720,752
3.04	Operating Revenues (Expenses)	(1,631,913)	(3,297,988)	(1,525,552)	(3,219,475)
3.04.01	Sales Expenses	(1,141,402)	(2,299,187)	(1,117,627)	(2,321,575)
3.04.02	General and Administrative Expenses	(359,466)	(695,233)	(305,337)	(633,180)
3.04.04	Other Operating Revenues	55,777	91,392	81,116	111,198
3.04.05	Other Operating Expenses	(186,822)	(394,960)	(183,704)	(375,918)
3.04.05.01	Authorizations' Amortization	(59,422)	(123,830)	(44,291)	(129,877)
3.04.05.02	Other Expenses	(127,400)	(271,130)	(139,413)	(246,041)
3.05	Operating Income	397,269	671,118	289,877	501,277
3.06	Financial Results	(127,247)	(230,472)	(164,803)	(233,624)
3.06.01	Financial Revenues	419,542	656,501	1,171,870	2,015,309
3.06.02	Financial Expenses	(546,789)	(886,973)	(1,336,673)	(2,248,933)
3.07	Income Before Taxes	270,022	440,646	125,074	267,653
3.08	Income Tax and Social Contribution	(51,097)	(89,630)	(50,625)	(65,296)
3.08.01	Current	(36,710)	(59,593)	(161,685)	(188,109)
3.08.02	Deferred	(14,387)	(30,037)	111,060	122,813
3.09	Profit for the Period on continued operations	218,925	351,016	74,449	202,357
3.11	Consolidated Profit for the Period	218,925	351,016	74,449	202,357
3.11.01	Atributted to shareholders	218,925	351,016	74,449	202,357
3.99	Earnings per share (R$/share)
3.99.01	Earnings per share basic
3.99.01.01	ON	0.0905	0.1450	0.0308	0.0836
3.99.02	Earnings per share diluted
3.99.02.01	ON	0.0904	0.1450	0.0308	0.0837

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2017 to 06/30/2017	Quarter - prior year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016
4.01	Profit for the period	218,925	351,016	74,449	202,357
4.02	Other comprehensive income	-	2,190	10,063	(6,243)
4.02.01	Cash flow hedges	-	2,190	10,063	(6,243)
4.03	Comprehensive income for the period	218,925	353,206	84,512	196,114
4.03.01	Atributted to shareholder's	218,925	353,206	84,512	196,114

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2016 to 06/30/2016
6.01	Net cash and cash equivalents Operating activities	388,660	403,378
6.01.01	Cash and cash equivalents generated by operating activities	3,229,793	2,822,303
6.01.01.01	Earnings before income tax (EBIT)	440,646	267,653
6.01.01.02	Depreciation and amortization	1,980,283	1,860,823
6.01.01.03	(Gain) / loss on sale of fixed assets disposed (towers)	1,802	(37,029)
6.01.01.04	Monetary fluctuation on asset retirement	314	589
6.01.01.05	Provision for legal and administrative proceedings	204,875	147,272
6.01.01.06	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	56,291	9,788
6.01.01.07	Interest and monetary and exchange variation on loans and other financial adjustments	268,031	318,816
6.01.01.09	Residual value of fixed and intangible assets	7,846	6,576
6.01.01.10	Allowance for doubtful accounts	147,827	140,517
6.01.01.11	Stock options plan	3,227	1,055
6.01.01.12	Interests on leasing asset	(12,656)	(12,594)
6.01.01.13	Interests on leasing liability	131,307	118,837
6.01.02	Variations in assets and liabilities	(2,841,133)	(2,418,925)
6.01.02.01	Trade Accounts receivable	136,163	(18,810)
6.01.02.02	Taxes and contributions recoverable	189,643	113,574
6.01.02.03	Inventories	(18,136)	(31,083)
6.01.02.04	Prepaid expenses	(426,308)	(441,043)
6.01.02.05	Judicial Deposits	(37,071)	(79,934)
6.01.02.06	Other assets	(15,902)	(86,406)
6.01.02.07	Labor obligations	7,325	10,926
6.01.02.08	Suppliers	(808,824)	(1,256,255)
6.01.02.09	Taxes, fees and contributions payable	(382,938)	(162,635)
6.01.02.10	Payment of legal and administrative proceedings	(206,698)	(196,046)
6.01.02.11	Authorizations payable	(919,483)	57,117
6.01.02.12	Deferred revenues	(297,230)	(247,595)
6.01.02.13	Other liabilities	(61,674)	(80,735)
6.02	Net cash and cash equivalents Investing activities	(989,576)	(1,467,522)
6.02.01	Securities	474,876	108,096
6.02.02	Additions to property plant and equipment and intangibles	(1,478,302)	(1,685,242)
6.02.04	Net cash received on sales of assets	13,850	109,624
6.03	Net cash and cash equivalents Financing activities	(1,104,770)	(1,717,847)
6.03.01	New loans	646,854	500,000
6.03.02	Loans amortization	(1,505,817)	(2,035,790)
6.03.03	Dividends paid	(144,474)	(460,262)
6.03.04	Operations with derivatives	1,565	361,224
6.03.05	Payments on financial lease	(114,803)	(93,253)
Accont Code	Account description	Year-to-date - current year 01/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2016 to 06/30/2016
6.03.06	Receipts on financial lease	10,922	10,234
6.03.07	Disposal shares in treasury	983	-
6.05	Increase / (Decrease) on cash and cash equivalents	(1,705,686)	(2,781,991)
6.05.01	Beginning cash and cash equivalents balance	5,128,186	6,100,403
6.05.02	Ending cash and cash equivalents balance	3,422,500	3,318,412

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Statements of Changes in Shareholders´ Equity from 01/01/2017 to 06/30/2017

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	Total Shareholders´ Equity
5.01	Beginning balance	9,866,298	1,560,780	5,760,942	-	(507)	17,187,513
5.04	Shareholder´s Transactions	-	4,210	-	-	-	4,210
5.04.03	Options granted	-	2,833	-	-	-	2,833
5.04.05	Treasury stock sold	-	1,377	-	-	-	1,377
5.04.06	Dividends	-	-	-	-	-	-
5.05	Comprehensive income statement	-	-	-	351,016	2,190	353,206
5.05.01	Net income for the period	-	-	-	351,016	-	351,016
5.05.02	Other comprehensive income	-	-	-	-	2,190	2,190
5.05.02.06	Cash flow hedges	-	-	-	-	2,190	2,190
5.07	Ending balance	9,866,298	1,564,990	5,760,942	351,016	1,683	17,544,929

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Statements of Changes in Shareholders´ Equity from 01/01/2016 to 06/30/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	Total Shareholders´ Equity
5.01	Beginning balance	9,866,298	1,438,728	5,626,131	-	1,887	16,933,044
5.04	Shareholder´s Transactions	-	1,055	-	-	-	1,055
5.04.03	Options granted	-	1,055	-	-	-	1,055
5.05	Comprehensive income statement	-	-	-	202,357	(6,243)	196,114
5.05.01	Net income for the period	-	-	-	202,357	-	202,357
5.05.02	Other comprehensive income	-	-	-	-	(6,243)	(6,243)
5.05.02.06	Cash flow hedge	-	-	-	-	(6,243)	(6,243)
5.07	Ending balance	9,866,298	1,439,783	5,270,409	202,357	(4,356)	16,774,491

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2017 to 06/30/2017	Year-to-date - current year 01/01/2016 to 06/30/2016
7.01	Revenues	10,273,730	10,433,232
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	10,421,557	10,573,749
7.01.04	Losses for doubtful accounts	(147,827)	(140,517)
7.02	Raw Material Acquired from Third Parties	(3,688,362)	(3,686,855)
7.02.01	Cost of Goods Sold and/or Services Rendered	(2,072,117)	(2,188,237)
7.02.02	Material, Energy, Services and Others	(1,616,245)	(1,498,618)
7.03	Gross Added Value	6,585,368	6,746,377
7.04	Retentions	(1,980,283)	(1,860,823)
7.04.01	Depreciation and Amortization	(1,980,283)	(1,860,823)
7.05	Net Added Value Produced	4,605,085	4,885,554
7.06	Added Value Received from Transfers	656,501	2,015,309
7.06.02	Financial Revenues	656,501	2,015,309
7.07	Total Added Value to Share	5,261,586	6,900,863
7.08	Sharing Added Value	5,261,586	6,900,863
7.08.01	Labor	373,987	431,937
7.08.01.01	Cost of Working	237,025	269,238
7.08.01.02	Benefits	77,236	100,889
7.08.01.03	F.G.T.S.	25,686	27,353
7.08.01.04	Others	34,040	34,457
7.08.02	Taxes, Fees and Contributions	3,255,096	3,667,765
7.08.02.01	Federal	1,234,563	1,250,339
7.08.02.02	State	2,010,619	2,409,152
7.08.02.03	Municipal	9,914	8,274
7.08.03	Earnings - Borrowed Capital	1,281,433	2,598,804
7.08.03.01	Interest	886,198	2,247,075
7.08.03.02	Rentals	395,235	351,729
7.08.04	Earnings - Owned Capital	351,016	202,357
7.08.04.03	Retained Earnings	351,016	202,357
7.08.05	Others	54	-
7.08.05.01	Social investment	54	-

EARNINGS RELEASE

2017 SECOND QUARTER RESULTS

HIGHLIGHTS

Customer base transformation

•

+15.1% of postpaid users (vs. Jun/16): 26% of postpaid penetration over user base;

•

Approximately 40% of prepaid gross additions are in recurring offers;

•

ARPU up 12.6% YoY, sixth consecutive quarter of growth.

Strengthening the leadership in 4G coverage

•

4G coverage expanded to 1,850 cities: reaching ~80% of urban population;

•

Capacity and indoor coverage expansion with the 700Mhz usage: 10 capitals already have this frequency.

Data Revenues accelerated and now represents 60% of Mobile Service Revenues (MSR)

•

4G users grew twice against Jun/16 and totaled 22.4 million subs reaching 37% of total base;

•

VAS ARPU reached R$ 11.6, accelerating growth to +51.5% YoY.

Revenues and EBITDA accelerated presenting a solid performance

•

Mobile Service Net Revenues sped up the growth to +5.0% YoY;

•

Costs and expenses remained under control, down 2.5% YoY;

•

Normalized EBITDA2 presented a solid performance in the quarter (+15.5%YoY), after service revenues solid performance and opex under control;

•

For the 15th consecutive quarter normalized3 EBITDA Margin expanded, reaching 35.3% up 375 bps versus 2Q16;

•

Net Income reached R$219 million (vs. R$74 million 2Q16).

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues totaled R$ 3,942 million in the 2Q17 with 3.2% growth versus 2Q16, same trend of 6M17 (+2.9% YoY). This result was mainly driven by Mobile Service Net Revenues that rose 5.0% YoY, impacted positively by “business generated” (Outgoing + VAS) that grew 7.5% YoY. Innovative Revenues rose 46.1% YoY more than offsetting the fast reduction of voice services, slow macroeconomic recovery and negative impact of MTR.

Net Revenues Breakdown and Other Highlights:

 Service Revenues accelerated the trajectory of the last quarter and grew 5.0% YoY in the 2Q17 (versus +3.5% YoY in 1Q17), this improvement was also observed in Mobile Service Revenues (MSR) that rose 5.0% YoY in 2Q17 against +3.7% YoY in 1Q17.

Usage and Monthly fee revenues fell 25.2% YoY, following the same trend of the last quarters. This line is impacted by the continuous migration of voice to data and should keep this trajectory as TIM introduce more content services into bundle offers (voice+data). Minutes of Use totalized 107 minutes (MOU) in 2Q17 down by 9.7% YoY, this dynamic was already expected in face of the change in users’ consumption profile who are looking for much more data services, as described below.

Value Added Services (VAS) performance continued its growth trajectory in this quarter (+40.9% YoY) and now represent 59.9% of MSR. Innovative Revenues (connectivity services + content & other VAS) rose 46.1% YoY.  VAS Revenues should increase even more its relevance in the next quarters as bundle offers (voice+data) speed up their penetration over user base and content becomes more embedded in these offers.

BOU (bytes of use) grew 62.5% YoY following data allowances expansion and TIM efforts to switch customers to 4G and increase the smartphone penetration in order to drive Innovative Revenues growth.

Long Distance revenues were down 27.1% YoY in 2Q17, mainly due to the migration of voice services to data, same dynamic of monthly fee revenues.

In 2Q17, Interconnection revenues fell 27.7% YoY. The growth of incoming traffic was not enough to offset the impacts of Mobile Termination Rate (VU-M) tariff reduction which along with the SMS usage decrease continue to drive the mechanics of this revenues.

Thus, MTR incidence on Service Net Revenues step down into its lowest level 3.7%. Excluding the MTR cuts impacts, the Mobile Service Net Revenues would have grown 8.0% to R$3.657 million, instead of +5.0%.

In 2Q17, Other Mobile Revenues rose 18.8% YoY, mainly due to network sharing revenues growth.

ARPU (Monthly Average Revenue Per User) closed the quarter at R$19.4, rising 12.6% YoY, reaching its higher level since 4Q13. ARPU from VAS grew significantly, 51.5% YoY, confirming theses services as drivers for revenues improvement. Company efforts to increase the new offers portfolio penetration, which is responsible to bring higher value customers in all segments, were essential for ARPU performance.

Fixed Service Net Revenues rose 6.6% YoY, recovering against 1Q17 (-1.2% YoY). This result is driven by TIM Live revenues growth and Corporate services performance recovery.

Product Net Revenues were down 23.1% YoY in this quarter, mainly affected by a reduction in handsets sales for prepaid users. Despite this, in April, smartphone penetration reached 77.1% (vs. 70.3% in 2Q16).

OPERATING COSTS AND EXPENSES

Total normalized costs and expenses remain under strict control, down 2.5% from 2Q16, even amid strong growth in postpaid base and robust network acceleration. In the first half of the year, the drop was 1.3% YoY.

Normalized Expenses and Costs performance breakdown:

“Normalized” Personnel grew 7.8% YoY, mainly influenced by (i) inflation in the period (INPC of the last 12 months as of Aug/16 at 9.62%), (ii) lower provision for employees’ annual bonuses in 2Q16 and (iii) contingencies with labor law suits. In the first half, personnel line dropped by 6.5% compared to 6M16, with the main reason being the change in the employee base.

Commercial was up by 1.9% vs. 2Q16. This performance can be explained by (i) increasing expenses with commissioning due to strong post-paid additions and Mobile Number Portability (MNP) numbers and (ii) advertising expenses that, although relevant due to the launch of TIM Black (+3.1% QoQ), in comparison to 2Q16, were lower due to the rebranding process occurred last year. In 6M17, the slight expansion of 1.3% YoY is the result of higher commission costs that were partially offset by the reduction in FISTEL expenses.

Network and Interconnection (ITX) costs fell 4.3% YoY, due to lower interconnection tariffs (VU-M) and lower structural prices for leased lines (Anatel’s Resolution 639). On the other hand, costs continue to be pressured by the combination of (i) network expansion (+61% YoY in 4G sites and +16.7% YoY in 3G sites) influencing land rental, energy consumption and maintenance, (ii) infrastructure sharing (which generates costs and revenues) and (iii) content providers. In the quarter, this line also had two non-recurring effects that offset each other and are related to a leased lines dispute in which TIM had a positive decision and fixed interconnection (TU-RL) disputes regarding 2015 where negative decisions were taken. In 6M17, Network & ITX increased slightly (+1.2% YoY) due to growth in network, sharing and spending with content providers.

In the quarter, General and Administrative Expenses (G&A) fell by 2.8% YoY, benefiting from the Efficiency Plan with reductions in several lines, including expenses with third-party services. The same elements drove the dynamics in the half, leading G&A to fall 1.1% YoY.

COGS decreased 14.8% compared to 2Q16, amid a 15.3% reduction in the volume of equipment sold driven by a reduction in sales to prepaid users. With costs falling less than revenues, there was a worsening in product margin (equipment revenue - COGS), which came negative in R$40 million. This result is explained by an auction of obsolete devices (lower selling price, but equal cost) and by the introduction of new bundled offers that include handsets for lock-in contracts (e.g. TIM Black). In 6M17, the decrease in COGS was 17.6%.

Provisions for Doubtful Accounts (Bad Debt) increased 19.9% YoY, amid a continued postpaid growth (+15.1% YoY) and also influenced by a onetime impact of corporate customers. Despite this performance, Bad Debt as a percentage of Gross Revenue remained at healthy level (1.5%). In these first six months, Bad Debt increased by 5.2% and stood at 1.3% of Gross Revenue, denoting that default levels remain under control.

Normalized Other Operating Expenses decreased by 26.8% YoY in 2Q17, reversing 1Q17 performance and closing the semester with a slight increase of 3.5% YoY. Due to the conclusion of the tower sale process, this line was normalized by +R$1.8 million in 2Q17.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$43.1 per gross addition in the second quarter, an increase of 33.7% YoY, due to higher commissioning expenses (higher postpaid mix over gross additions) and increase in lock-in offers (discounted devices offers and obsolete device auction).

2.2

Months of payback

Despite the increase in SAC, SAC/ARPU ratio (which indicates the payback per client) remained at a healthy level of 2.2 months.

FROM EBITDA TO NET INCOME

EBITDA

Normalized EBITDA (excluding temporary costs in 2Q16 and 2Q17) accelerated the positive trend started last year and grew 15.5% YoY, in this quarter. Such performance can be explained by (i) the consistent improvement in our service revenues, (ii) a better first margin contribution as data revenues overtake voice (60% of MSR) and (iii) the strong efforts on the cost side, which help us to maintain our OPEX under control. In 6M17, normalized EBITDA grew 12.1% YoY.

The combination of the aforementioned elements is not only driving our EBITDA expansion, but is also improving the normalized EBITDA margin, that reached 35.3% in 2Q17 – a solid increase of 375 bps when compared to the same period last year. In 6M17, EBITDA margin stood at 33.6% up by 278 bps YoY.

It is also important to highlight that MTR incidence on Normalized EBITDA fell once more, reaching approximately 1%, and bringing the Company closer to a scenario where it will reach a balance between revenues and costs coming from mobile interconnection.

Depreciation & Amortization (D&A) / EBIT

In 2Q17, D&A was up 4.2% YoY. Depreciation grew 1.9% YoY in the quarter, reducing its growth pace as a result of CAPEX deceleration process in the last two years. Amortization however went up 7.2% YoY due to higher investments on software. Normalized EBIT posted a substantial increase of 57.9% YoY in 2Q17 as a consequence of lower D&A and consistent EBITDA improvements. Reported EBIT was up 37.0% YoY in the quarter and 33.9% in the semester.

NET FINANCIAL RESULT

Net Financial Result came negative in R$127 million in 2Q17, a 22.8% reduction when compared to the same period last year. Such performance is a consequence of lower hedging interest rates due to the reduction of foreign currency denominated debt. However, in 6M17, net financial result stood almost stable in the yearly comparison (-1.3% YoY).

INCOME AND SOCIAL CONTRIBUTION TAXES

This quarter, Income and Social Contribution Taxes Totaled R$51 million, almost stable (+0.9% YoY). In 6M17, this line was up 37.3% YoY chiefly impacted by the tower sales in 2Q16. Effective Tax rate ended 2Q17 at 18.9%.

NET INCOME

Net Income expended 194.1% YoY, reaching R$219 million in 2Q17. EPS (Earnings per Share) reached R$0.09 in 2Q17 versus R$0.03 in the same period last year. In 6M17, reported net income totaled R$351 million (+73.5% YoY).

CAPEX

In 2Q17, Capex totaled R$809 million, a reduction of 17.0% when compared to 2Q16 following the descending trajectory in the investments cycle which peaked in 2015. In the quarter, approximately 90% of the total Capex was dedicated to infrastructure, mainly related to 3G and 4G technologies, confirming the trends from TIM’s Industrial Plan. Until June, capex totaled R$1,478 million, down 12.3% YoY.

DEBT AND CASH

Gross Debt reached R$7,827 million by the end of 2Q17, including (i) leasing recognition in a total value of R$1,636 million related to towers leaseback, LT Amazonas project, and other financial leasing; and (ii) hedge position in an amount of R$78 million (reducing gross debt). When compared to 2Q16, gross debt posted a slight increase of 0.8%.

Company's debt is concentrated in long-term contracts (79% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), as well as borrowings from other top international financial institutions. Approximately only 9% of total debt was denominated in foreign currency (USD). Average debt cost excluding leasing effects was 10.89% vs. 12.48% in 2Q16.

Cash and Securities position totaled R$3,428 million by the end 2Q17, a decrease vs. R$4,061 million on March/2017.

Main movements that affected cash and securities in the quarter are demonstrated as follow:

Average cash yield excluding securities (FX fund) fell to 11.08% in 2Q17 when compared to 14.24% in 2Q16 following the reduction of Selic interest rate.

Net Debt/EBITDA ratio reached 0.8x at 2Q17 when compared to 0.73x in 2Q16, mainly explained by the 700MHz clean-up payment occurred in 1Q17. Net debt totaled went up to R$4,400 million by the end of 2Q17 when compared to R$3,957 million same period of last year.

FREE CASH FLOW

In 6M17, Operating Free Cash Flow (OFCF) had a significant improvement of nearly R$1 billion when compared to same period last year excluding the 700MHz clean-up costs, due to the positive combination of higher EBITDA and lower CAPEX, coupled with a better working capital position in R$ 443 million – due to lower suppliers’ obligations. In the 2Q17 the OFCF came positive at R$365 million in 2Q17, decrease of 6.1% YoY.

TOWERS SALE IMPACTS

In 2Q17, TIM concluded the sixth and last closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC). By the end of the last closing, 5,873 towers were sold for a purchase price of R$2.65 billion as described below:

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received approximately R$1.9 billion.

•

Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received approximately R$517 million.

•

Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received approximately R$84 million.

•

Fourth closing: On June 9, 2016 TIM transferred 270 towers to ATC and received approximately R$109 million.

•

Fifth closing: On December 20, 2016 TIM transferred 66 towers to ATC and received approximately R$24 million.

•

Sixth closing: On June 30, 2017 TIM transferred 54 towers to ATC and received approximately R$20 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20-year period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details concerning the most recent and all closings:

 QUALITY AND NETWORK

QUALITY DEVELOPMENTS

This quarter, we will return to present Anatel quality KPIs in the form of national results (average), replacing the percentages of cities in the target disclosed in recent quarters. In the last 12 months (considering the official data released by Anatel until April 2017 and according to internal estimates for May 2017), TIM maintained solid performance, with all quality metrics above the Agency's target.

Instant Speed and Average Speed: Regarding Anatel metrics for instantaneous speed (SMP10) and average speed (SMP11), TIM maintained both indicators above the Agency target, ensuring a positive customer experience when using data in a scenario of strong data traffic growth (+72% YoY in 2Q17). These results also indicate strong resilience on the part of our network. Official data measured by Anatel goes until May/17.

In addition to Anatel's official KPIs, the Speed Test numbers (as measured by Ookla1) illustrate the ongoing improvements in the Company's network quality indicators, especially in relation to data usage. The recent intense cycle of Capex, which peaked in 2015 and began to decline gradually from 2016 onwards, coupled with continuous network and quality efforts have ensured significant results in the past and continue to contribute to the evolution of throughput indicators (downlink and uplink) and latency, especially for 4G indicators when compared to 2G+3G.

NETWORK EVOLUTION

In 2Q17, TIM continued with its commitment to coverage, capacity and availability and was able to enhance all quality metrics and provide a better customer experience on 4G and 3G technologies, as well as maintain its leadership in the cities covered by 4G. Quality associated with coverage is key to attract and maintain the customer base of value, while the company evolves mainly in the postpaid segment.

The commitment to the development of the infrastructure is demonstrated by the allocation of CAPEX, approximately 90% dedicated to infrastructure in 2Q17, in order to support the growing data traffic, which increased by 72% compared to 2Q16. Sites densification, expansion of hetnet coverage, frequency refarming and carrier aggregation of two or three frequencies, depending on region, were the major network projects that supported this growth with high quality. The expansion of infrastructure on several fronts enables TIM to explore new technologies, such as VoLTE and ViLTE (voice and video usage over LTE) which are being launched in the Company's portfolio in July.

The hetnet project reached 3.9 thousand new hotspots in the entire country, an increase of 16% when compared to 2Q16.

In 4G, TIM maintained its leadership in the cities covered by the technology, reaching 1,850 cities, or 80% of the urban population of the country, an increase of more than 200% in the number of cities covered, compared to 2Q16. Through spectrum refarming, the Company was able to achieve this significant result in the implementation of the 4G, in addition to releasing an additional 5MHz slot to improve its 4G capacity. The project uses the 1.800MHz band and reorganizes the frequency usage according to the spectrum availability in addition to a coverage optimization, using less Capex with better results.

Additionally, TIM continues to develop its LTE 4G network using the 700MHz frequency, operating in 62 cities of which 10 are capitals — Brasília (DF), Campo Grande (MS), Teresina (PI), Recife (PE), Fortaleza (CE), Maceió (AL), Natal (RN), Macapá (AP), Boa Vista (RR) and Rio Branco (AC). Thus, the Company is the first to release the 4G at 700 MHz in all major cities where the TV analog signal has been switched off. Activation of the 4G in the 700 MHz range allows for greater signal reach and increased speed, which provides an improvement to the customer experience. Being a lower frequency, the coverage range can be four times greater compared to the 2600 MHz band, as well as providing greater penetration in indoor environments.

The 3G technology also continues to evolve, TIM expanded its coverage to 2,916 cities, or 90% of the country's urban population, by the end of the second quarter of the year, an increase of 49% in terms of covered cities, compared to same period of the previous year. GSM coverage remained at 95% of the urban population.

 OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

MARKET PERFORMANCE

2Q17 market performance was still impacted by the pace of reduction of SIM card observed in previous quarters, still under the influence of clean-up actions and the multiple chip consolidation process.

TIM’s PERFORMANCE

By the end of June/17 TIM had 60.8 million active lines, preserving the disconnection trend seen last quarter. The Company posted negative net adds of 1.0 million lines this quarter. Despite achieving positive net adds of 508.9 thousand lines in the postpaid segment, clean-up actions in prepaid were higher once more, resulting in a negative performance over all.

Gross adds amounted 6.9 million lines, a 2.9% reduction in the yearly comparison. The mix of postpaid in the 2Q17 gross adds was 11.6%, a slightly increase when compared with 10.7% of the 2Q16. Disconnections were down by 23.5% YoY mainly due to a better performance in prepaid, which represented 94% of the total in the quarter. 2Q17 churn rate was 4.3% versus 15.6% in 2Q16.

The 2Q17 postpaid mobile number portability (MNP) continued to have positive results. Such result was observed in all postpaid segments and against all peers.

In 2Q17, TIM postpaid client base increased 15.1% YoY, reaching a total of 15.8 million users. Net adds remained at a solid pace totaling 508.9 thousand lines in the quarter versus 211.5 thousand in 2Q16. The migration of prepaid clients to postpaid, lower churn rates and favorable mobile number portability are main pillars to the increase in our postpaid base.

At the prepaid, disconnections remained strong reaching 1.5 million in the quarter, although smaller when compared to the previous quarter. The main reasons for this result were the migration of prepaid users to Controle plans, together with the strict disconnection polity to keep a clean base.

Detailing the customer base by technology:

•

3G reached 24.3 million users in 2Q17, down by 28.4% YoY, corresponding to 9.7 million lines, as subscribers continue to migrate to modern 4G enabled devices.

•

4G amounted to 22.4 million users. When compared to 1Q17, 4G base grew 13.7%, or 2.7 million lines, while expanded 100.4% or 11.2 million lines when compared to the same quarter last year. Such performance confirms Company’s efforts to promote the migration of 3G users to 4G in order to deliver a better customer experience following the investments to increase coverage and quality of LTE network.

Smartphone total penetration achieved more than 77%, considering April, 2017 clients base. A relevant increase of 683 bps if compared with June, 2016 resulted by the Companies strategy to equip its clients in order to stimulate data services penetration, especially with 4G technology.

FIXED BROADBAND MARKET

In 2Q17, Tim Live results remained solid and consistent when the principal metrics are analyzed: revenues, clients, coverage and quality.

The quarter ended with revenue growing over 30% YoY with the main drivers: (i) clients base expanded 30% YoY and reached 348 thousand users in June, 2017 and (ii) ARPU increased 11% YoY, driven by plans with more value being hired (+11% YoY in plans above 50 Mpbs).

This growth was accomplished in an efficient way combining increase in coverage (addressable households) by 42% against same period of 2016 and a higher occupation rate (647 bps) of installed MSANs.

Once again TIM Live quality service was recognized in a stand out way by remaining in first place at Netflix ranking of brazilian providers. This is the 22nd leadership in 25 periods analyzed by the streaming Company.

The initiative of fixed broadband using WTTx technology (TIM Casa Internet) continues to evolve in soft launch and reached the second city, Campo Grande – capital of the Mato Grosso do Sul State. The service is provided through mobile network using the 700 MHz spectrum, that guarantees a good experience for the users supporting an excellent quality evaluation (above 9 in a scale from 0 to 10). Since the beginning of the tests the profile of clients that joined the solution is from users that didn’t have access of residential internet (80%).

 ENVIRONMENTAL, SOCIAL AND GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY - ENERGY CONSUMPTION

In line with the principles of its Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges.

Description	6M17	6M16	% YoY
Electricity, in MWh	344,401[1]	208,074	65.5
Fuels, in litros	514,449[1]	664,986	-22.6

                     (1) Data subject to change - after external verification closing

Despite the already expected increase in energy consumption, due to the expansion of the network infrastructure, TIM invests in energy efficiency actions. Some examples of those actions are:

•

Swap Project (replacement of old access equipment for more modern and efficient models);

•

RAN Sharing Agreements (network infrastructure sharing model with other telecom operators);

•

FreeCooling (container ventilation system of Equipment through the installation of refrigeration equipment on sites, which reduces the use of energy and refrigerant gases in air conditioning equipment).

(Indicators EN3 and EN6, GRI2 G4)

Currently, the search for space optimization in the implantation of antennas and telecommunications equipment associated with the growth of the urban population density has provided a scenario agglomerations of antennas on top of buildings, facades and metallic structures. In this context, Biosite emerged, a structure with a significant reduction in visual impact and contributing to harmonization with the environment and urban infrastructure. Its multifunctionality can add beyond the transmission of telecommunications, lighting and security through surveillance cameras. At the end of June 2017, the project reached a total of 433 active Biosites.

GOVERNANCE

TIM adheres to good Corporate Governance practices and adopts transparency, accountability, equity and corporate social responsibility. See below the highlights for 2Q17 regarding the activities carried out by the Board of Directors of the Company and its Advisory Committees:

Board of Directors Activities

o

Members: 10 members (3 independents);

o

Meetings: 4 meetings, average attendance of 100%;

o

Most relevant activities:

▪

Analysis and approval of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Knowledge of the updating of the Project to sell towers of the Company's subsidiaries;

▪

Resolve on corporate reorganization study;

▪

Resolve on the proposal of new rules of Corporate Governance;

▪

Resolve on the voting statement on the changes of the Novo Mercado Regulation;

▪

Resolve on contracts with Related Parties;

▪

Resolve on the election of the President and Secretary of the Board of Directors;

▪

Resolve on the composition of the Statutory Audit Committee;

▪

Resolve on the composition of the Control and Risk Committee;

▪

Resolve on the composition of the Compensation Committee.

Fiscal Council Activities

o

Members: 3 members (3 independents);

o

Meetings: 2 meetings; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes S.S. for the year ended March 31, 2017;

▪

Analysis of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Resolve on the election of the Chairman of the Fiscal Council.

Statutory Audit Committee Activities

o

Members: 3 members (3 independents);

o

Meetings: 6 meetings; average attendance of 94%;

o

Most relevant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Auditores Independentes S.S. for the period ended on March 31, 2017;

▪

Analysis of the Quarterly Financial Report for the period ended on March 31, 2017;

▪

Analysis of the Company's Risk Management Process and Risk Appetite;

▪

Knowledge about the operational procedures of Cyber Security;

▪

Analysis of the proposal of new rules of Corporate Governance;

▪

Analysis of the proposed amendment to the Conflict of Interest Policy;

▪

Opinion on the voting statement on the changes of the Novo Mercado Regulation;

▪

Analysis of the 2016 Sustainability Report;

▪

Opinion on contracts with related parties

▪

Resolve on the election of the Coordinator of the Statutory Audit Committee.

Compensation Committee Activities

o

Members: 3 members;

o

Meetings: 2 meetings; average attendance 100%;

o

Most relevant activities:

▪

Analysis of the Management by Objectives program ("MBO") 2017;

▪

Analysis of the proposal of criteria for distribution of the global remuneration of managers;

▪

Resolve on the election of the Chairman of the Compensation Committee.

Control and Risk Committee Activities

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings; average attendance of 87%;

o

Most relevant activities:

▪

Supervision and evaluation of Internal Audit and Compliance work;

▪

Knowledge about the operational procedures of Cyber Security;

▪

Analysis of the Enterprise Risk Management Process and the Company's Risk Appetite

▪

Analysis of the proposal of new rules of Corporate Governance;

▪

Analysis of the proposed amendment to the Conflict of Interest Policy;

▪

Analysis of the 2016 Sustainability Report;

▪

Resolve on the election of the Chairman of the Control and Risk Committee.

 STOCK PERFORMANCE

The Company's shares, TIMP3, closed 2Q17 at R$9.79, an increase of 43.1% compared to 2Q16. In the same period, the Ibovespa (main Brazilian index of B3 stock exchange) appreciated 22.1%. The Company's ADRs, TSU, closed 2Q17 at US$14.80, an increase of 40.3% compared to 2Q16. In 2017, the Company's shares and ADRs increased 25.0% and 25.4%, respectively, while the Ibovespa increased 4.4%.

 SUBSEQUENT EVENTS

Reorganization of the Corporate Structure of the Company's Controlled Companies

TIM announces the Board of Directors deliberation on the adoption of the necessary procedures to implement the corporate reorganization project of its controlled companies, through the incorporation of TIM Celular S.A. by Intelig Telecomunicações Ltda..

The Reorganization aims to capture operational and financial synergies through the implementation of a more efficient process structure, as well as of accounting systems and internal controls.

The decision regarding the effective Reorganization is subject to the approval of the National Telecommunications Agency - ANATEL and the consent of National Bank for Economic and Social Development - BNDES, in addition to the approval of the competent corporate bodies of the companies involved.

More information regarding the Reorganization can be found in the Material Fact published by the Company on July 25, 2017.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2016 (2Q16) and first quarter of 2017 (1Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1:

 Cash Flow Statements

Attachment 2: Operational Indicators

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operating Free Cash Flow

 Attachment 2

TIM PARTICIPAÇÕES S.A.

Operational Indicators

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as of June 30, 2017, (66.58% as of December 31, 2016). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information have been prepared according to CPC 21 / IAS 34 – “Interim Financial Statements”, and they provide all material information required for such interim financial statements, and only this information, which is consistent with that used by Management. Whenever there is no divergence regarding the application of CPC 21 / IAS 34, the Company adopts accounting policies originated from the Brazilian corporate legislation and specific rules issued by CVM.

The significant accounting policies applied to the preparation of the quarterly financial statements are described below and/or presented in their relevant notes. These policies were consistently applied in the periods/years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly financial statements were prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) measured at fair value.

In the individual quarterly information submitted along with the consolidated quarterly information, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in the individual and consolidated quarterly information with a view to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from IFRS applicable to separate quarterly information, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with International Financial Reporting Standards (“IFRSs”), issued by IASB. These individual quarterly information are presented along with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Added Value (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to listed companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of the quarterly information.

b.

Functional currency and presentation currency

The presentation currency for the quarterly financial information is the Real (R$), which is also the functional currency for all the companies consolidated in these quarterly financial information ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e.

Approval of the interim financial information

Th is interim financial information w as approved by the Company’s Board of Directors on July 25 , 2017.

f.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the period ended June 30 , 2017. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on a pronouncement of the Accounting Pronouncements Committee (CPC).

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The standard comes into force on January 1st, 2018.

Although the Group has not yet finished the quantitative analysis of IFRS 9 application, a material impact it is not expected on the quarterly financial information, as the Company does not currently adopt hedge accounting. The new provisions on the classification of assets depending on the existing business model for these assets may give rise to changes in measurement and presentation and provisions on accounting for impairment losses on financial assets and may in certain cases lead to anticipation in the recognition of these losses.

IFRS 15

In May 2014, IASB issued IFRS 15 "Revenue from Contracts with Customers", effective as of January 1, 2018. The application of this standard may have a material effect on the presentation of the quarterly financial statements of Grupo Tim Participações S.A., depending on the business model adopted.

The new provisions address the following issues:

• In the case of contracts with multiple performance obligations (in example, mobile contract plus handset) with subsidized products delivered in advance, a larger portion of the total remuneration is attributable to the component supplied in advance (handset), requiring prior recognition of revenue. This generates the recognition of what is known as a contractual asset - an amount receivable resulting from the contract with a customer that has not yet been recognized in the Company's equity position.

• At the same time, this leads to higher revenues from the sale of goods and products and reduces revenues from the provision of services.

• Future capitalization and allocation of expenses with sales commissions (cost of acquisition of customers) over the estimated period of customer retention.

• Increase in total assets in the first adoption due to the capitalization of the contractual assets and costs of acquisition of customers.

• Deferral, in example, later recognition of revenues in cases where "material rights" are granted, such as offering additional discounts for future purchases of further products.

Although a reliable estimate of quantitative effects is not possible until the completion of the implementation process of the new rule, we estimate that the main impact for the Group may occur in new customer retention (loyalty) contracts that: (1) contains services with the provision of subsidized products; and (2) discounts in products that should be allocated proportionally to revenues of products and services.

IFRS 16

In January 2016, IASB issued IFRS 16 "Leases", effective as of January 1, 2019. The application of this standard may generate a material effect on the presentation of the results of the Group's operations, depending on the business model applied.

In particular:

• Whereas there was previously a requirement to disclose the obligations of payment of expenses related to operating leasing operations in the notes to the quarterly financial statements, from the implementation of the new rule the rights and obligations resulting from the lease transactions should be recognized as right-of-use and financial lease in Balance Sheet.

• The Group predicts an increase in total assets on first time adoption on account of the increase in lease liabilities as well as similarly an increase in non-current assets due to the right-of-use assets to be capitalized.

• The increase in lease liabilities leads to a corresponding increase in net debt.

• Going forward, depreciation charges and interest expenses will be recognized in the income statement instead of operating lease expenses. This will give rise to a significant improvement in EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) and to a similar increase in net cash from operating activities reported in the statement of cash flow.

• For the Group as lessee, the new lease definitions may also impact the number of items to be accounted for as leases.

The effects will be evaluated as part of an IFRS 16 implementation project and a reliable estimate at that time of the quantitative effects is not possible until the project is completed.

Regarding qualitative effects, the main transactions that should be accounted for as right to use include: rental of vehicles, rental of stores and kiosks, rental of site and rental of shared infrastructure.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the quarterly financial statements of the Group.

Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the date of the quarterly financial information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated (note 15).

Any reorganization activities to which the Company has not committed itself on the quarterly financial statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company (note 15).

As of the six-month period ended June 30, 2017, there were no changes in the estimates and assumptions that could present a significant risk, with the probability of causing a material adjustment to the book values of property, plant and equipment and intangible assets in this period.

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carryforward and of temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management’s judgment (note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 37).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Cash and cash equivalents

These are financial assets classified as loans and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016

Cash and banks	496	242	84,734	92,860
Unrestrictedly available financial investments:
CDB/Repurchases	32,282	8,351	3,337,766	5,035,326

	32,778	8,593	3,422,500	5,128,186

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBD´s and Repurchases is 100.81% (101.10% as of December 31, 2016) of the Interbank Deposit Certificate - CDI rate.

Securities

	Consolidated
	06/2017	12/2016

Foreign exchange fund	5,077	479,953
	5,077	479,953

Current portion	(5,077)	(479,953)

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. The investment was intended to reduce foreign exchange risk on repayments to suppliers in foreign currency. The classification as securities occurs due to significant changes in exchange rate in the event of an early redemption.

In the first six-month period of 2017, the Company redeemed the Foreign-Exchange Fund almost entirely, in line with its financial strategy.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (‘unbilled’) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of trade accounts receivable equals the book value recorded as of June 30, 2017, and December 31, 2016. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowings (note 20).

	Consolidated
	06/2017	12/2016

Billed services	1,362,371	1,175,091
Unbilled services	537,941	653,333
Network use	390,320	527,179
Sale of goods	807,343	956,056
Other accounts receivable	2,603	2,062
	3,100,578	3,313,721

Losses on doubtful accounts	(420,467)	(370,452)
	2,680,111	2,943,269

Current portion	(2,655,144)	(2,919,177)
Non-current portion	24,967	24,092

Changes in losses on doubtful accounts, recorded as an asset reducing account, were as follows:

	Consolidated
	06/2017	12/2016
	(6 months)	(12 months)
Opening balance	370,452	351,381
Additions	147,827	266,442
Write-off	(97,812)	(247,371)
Closing balance	420,467	370,452

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

The aging of the accounts receivable is as follows:

	Consolidated
	06/2017	12/2016

Falling due	1,973,148	2,378,345
Past due for up to 30 days	261,252	231,024
Past due for up to 60 days	118,864	107,584
Past due for up to 90 days	136,834	135,164
Past due for more than 90 days	610,480	461,604
	3,100,578	3,313,721

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	06/2017	12/2016

Mobile handsets and tablets	143,182	132,857
Accessories and pre-paid cards	20,278	18,115
TIM chips	13,639	13,114
	177,099	164,086

Losses on adjustment to realizable amount	(15,030)	(20,152)
	162,069	143,934

Indirect taxes and contributions recoverable

	Consolidated
	06/2017	12/2016

ICMS	1,426,404	1,465,088
Others	39,505	35,909
	1,465,909	1,500,997

Current portion	(528,030)	(633,854)
Non-current portion	937,879	867,143

ICMS (value added tax on goods and services) amounts recoverable primarily refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016

Income tax (IR) and social contribution (CS) (i)	1,515	1,579	268,211	431,005
PIS/COFINS (ii)	20,185	20,185	58,663	52,879
Others	725	587	63,156	51,820
	22,425	22,351	390,030	535,704

Current portion	(22,425)	(22,351)	(185,249)	(334,806)
Non-current portion	-	-	204,781	200,898

(i)

The amounts regarding income and social contribution taxes refer to anticipation made over the period/year.

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits arising from a legal proceeding with a final favorable decision, about the unconstitutionality of broadening the calculation base for these contributions under Law 9718/98; and (ii) credits calculated on rights and services used as input, in accordance with the legislation applicable.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax credits.

The balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax credits and debits belonging to different entities are in general shown separately, not at their net amount.

As of June 30, 2017, and December 2016, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in note 334 are also being considered in deferred taxes.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

The amounts recorded are as follows:

	Parent company		Consolidated
	06/2017	12/2016	06/2017		12/2016
Tax losses	36,658	32,246	903,479		935,146
Social contribution losses	13,261	11,673	338,871	3	350,271
Temporary differences:
Provision for legal and administrative proceedings	-	674	183,718		162,622
Losses on doubtful accounts	688	-	149,684		132,779
Adjustment to present value – 3G license	-	-	12,037		13,008
Deferred tax on CPC adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569		53,569
Business combination – Intelig acquisition	-	-	71,405		71,405
Other			7,118		8,200
Lease of LT Amazonas Infrastructure	-	-	18,622		16,144
Profit sharing	770	1,079	21,804		27,520
Taxes with suspended enforceability	-	-	12,872		12,872
Amortized goodwill – TIM Fiber	-	-	(359,909)		(328,152)
Derivative transactions	-	-	(26,566)		(46,053)
Capitalized interests on 4G authorization	-	-	(223,995)		(173,408)
Deemed cost – Intelig	-	-	(101,594)		(108,358)
Other	-	-	40,152		31,471
	104,946	99,241	1,101,267		1,159,036

Unrecognized deferred income tax and social contribution (Intelig and TIM Participações)	(104,946)	(99,241)	(1,197,973)		(1,225,704)
	-	-	(96,706)		(66,668)
Deferred tax assets portion	-	-	30,478		41,690
Deferred tax liabilities portion	-	-	(127,184)		(108,358)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution
2017	64,617
2018	139,816
Tax losses and negative base	204,433

Temporary differences	(230,023)

Total	(25,590)

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2016.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 43,978 in the period ended June 30, 2017 (R$ 95,687 as of June 30, 2016).

Deferred tax credits not yet recognized

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable bases, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$ 101,371 as of June 30, 2017 (R$99,241 as of December 31, 2016), were not recognized.

In the case of subsidiary Intelig, considering that it does not present a constant taxable income history and estimates of sufficient future taxable income to offset tax loss and negative base, available tax credits, totaling R$ 1,093,027 as of June 30, 2017 (R$1,126,463 as of December 31, 2016), of which R$ 987,999 refers to tax losses and negative base of social contribution and R$105,028 to temporary differences, were not recognized.

Prepaid expenses

	Consolidated
	06/2017	12/2016
Fistel (*)	463,797	-
Advertising not released (**)	62,659	85,905
Rentals and insurance	48,894	58,366
Network swap (***)	24,562	28,932
Others	11,162	11,563
	611,074	184,766

Current portion	(564,187)	(130,392)
Non-current portion	46,88 7	54,374

(*) The Fistel fee, paid in March 2017, refers to the year 2017 and is being monthly allocated to income for the period at the ratio of 1/12.

(**) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of advertising broadcasting.

(***) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016

Civil	-	15,111	329,844	471,922
Labor	91,023	73,007	522,033	468,009
Tax	1,648	1,585	277,201	291,745
Regulatory	-	-	111	111
Others (*)	7,798	154	209,586	62,338

Non-current portion	100,469	89,857	1,338,775	1,294,125

(*) Refer to judicial deposits directly on Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed monthly and when identified it is a reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting some sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the updated court deposit amounts to R$ 62 ,059 (R$59,546 as of December 31, 2016).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 89,984 (R$ 87,093 as of December 31, 2016) ..

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 70,037 (R$ 67,697 as of December 31, 2016) ..

(iii)

Liability for CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$9,470 (R$33,489 as of December 31, 2016).

(iv)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$14,148 (R$13,542 as of December 31, 2016).

(v)

Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$10,328 (R$10,036 as of December 31, 2016).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and BTS (Base Transceiver Station) maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$6,832 (R$6,453 as of December 31, 2016).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on services of communication of amounts charged for access, adhesion, activation, habilitation, availability, subscription and use of services, among others. The current value of these deposits is R$5,857 (R$5,745 as of December 31, 2016).

(viii)

Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,314 (R$4,222 as of December 31, 2016).

(ix)

Deposit made by Intelig related to the unconstitutionality and illegality of charging by FUST (Telecommunications Services Universalization Fund). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues on interconnection and EILD (Industrial Exploration of Dedicated Line), as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$51,285 (R$48,873 as of December 31, 2016).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Investments - Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly financial information.

(a)

Interest in subsidiaries

	06/2017
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	16,169,707	1, 148,134

Net profit for the period	319,615	47,871

Unrealized results	-	349

Revised profit for the period	319,615	48, 220	367, 835

Income from equity accounting	319,615	48, 220	367, 835

Investment amount	16,169,707	1,148,134	17,317,841

	12/2016
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,892,119	1,099,417

Unrealized results	-	(350)

Revised shareholders’ equity	15,892,119	1,099,067

Net profit for the period	691,237	76,198

Unrealized results	-	807

Revised profit for the period	691,237	77,005	768,242

Income from equity accounting	691,237	77,005	768,242

Investment amount	15,892,119	1,099,067	16,991,186

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2015	15,353,019	1,022,802	16,375,821

Income from equity accounting	691,237	77,005	768,242
Dividends proposed	(134,606)	-	(134,606)
Stock options	3,904	219	4,123
Cash flow hedge	(1,231)	(959)	(2,190)
Retirement complement	(204)	-	(204)
Supplementary dividends paid	(20,000)	-	(20,000)
Balance of investments at December 31, 2016	15,892,119	1,099,067	16,991,186

Income from equity accounting	319,615	48,2 20	367,8 35
Stock options	1,742	( 1 12 )	1,6 30
Cash flow hedge	1,231	959	2,190
Supplementary dividends	(45,000)	-	(45,000)
Balance of investments at June 30 , 2017	16,169,707	1,148,134	17,317,841

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating income (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

(a)

Change in property, plant and equipment

	Consolidated
	Dec/16	Additions	Write-offs	Transfers	Jun/17
Cost of property, plant and equipment, gross
Commutation / transmission equipment	17,232,254	-	804	662 , 485	17 , 895 , 543
Fiber optic cables	600,504	-	-	38 , 979	639 , 483
Free leased handsets	2,071,334	-	(11,496)	59 , 638	2 , 119 , 476
Infrastructure	5,269,043	26,077	(1,998)	177 , 538	5 , 470 , 660
Informatics assets	1,550,614	-	-	34 , 015	1 , 584 , 629
General use assets	675,682	-	-	21 , 978	697 , 660
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	658 , 155	(2 , 564)	( 1 , 318 , 259 )	1, 156 , 938
Total property, plant and equipment, gross	29,259,831	684 , 232	( 15 , 254 )	(323,626)	29 , 605 , 183

Accumulated depreciation
Commutation/transmission equipment	(11,969,208)	( 717 , 157)	290	-	(1 2 , 686 , 075)
Fiber optic cables	(242,709)	( 22 , 860 )	-	-	( 265 , 569 )
Free leased handsets	(1,905,228)	( 65 , 477 )	2 , 498	-	( 1 , 968 , 207 )
Infrastructure	(2,224,932)	( 213 , 379 )	191	330	( 2 , 437 , 790 )
Informatics assets	(1,372,663)	( 38 , 991 )	-	-	( 1 , 411 , 654 )
General use assets	(460,561)	( 20 , 633 )	-	(330)	(4 81 , 524 )
Total accumulated depreciation	(18,175,301)	( 1 , 078 , 497 )	2 , 979	-	( 19 , 250 , 819 )

Property, plant and equipment, net
Commutation / transmission equipment	5,263,046	(7 17 , 157)	1 , 094	662 , 485	5 , 209 , 468
Fiber optic cables	357,795	( 22 , 860 )	-	3 8 , 979	373 , 914
Free leased handsets	166,106	( 65 , 477 )	(8 , 998 )	59 , 638	151 , 269
Infrastructure	3,044,111	(18 7 , 302 )	(1 , 807)	177 , 868	3 , 032 , 870
Informatics assets	177,951	( 38 , 991 )	-	34 , 015	172 , 975
General use assets	215,121	( 20 , 633 )	-	21 , 648	216 , 136
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	658 , 155	(2 , 564)	( 1 , 318 , 259 )	1 , 156 , 938
Total property, plant and equipment, net	11,084,530	(3 94 , 265 )	( 12 , 275 )	(323,626)	10 , 354 , 364

“Construction in progress” corresponds to the cost of intangible works during their construction and installation period, until the date when they start operating, when they will be transferred to their relevant asset accounts.

The amount of R$323,626 in “Transfers” column was reclassified from the “construction in progress” account, in property, plant and equipment, to the “intangible assets in progress” account, in intangible assets, for improved presentation purposes according to the assets nature.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	20
General use assets	5 to 10

In 2016, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) cost of deferred commission.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

(a)

Changes in intangible

	Consolidated
	Dec/16	Additions	Transfers	Write-offs	Capitalized Interests	Jun/17
Cost of intangible assets, gross
Software rights to use	14,612,475	-	740,278	-	-	15,352,753
Authorizations	5,399,023	18,414	90,922	-	-	5,508,359
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	203,892	93,161	-	-	-	297,053
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	198,198	-	-	-	-	198,198
Intangible assets under development	3,794,582	705,120	(507,574)	-	155,758	4,147,886

Total intangible assets, gross	26,028,791	816,695	323,626	-	155,758	27,324,870
Accumulated amortization
Software rights to use	(10,880,739)	(689,371)	-	-	-	(11,570,110)
Authorizations	(4,235,831)	(123,829)	-	-	-	(4,359,660)
Cost of deferred commission to dealers	(101,911)	(69,727)	-	-	-	(171,638)
List of clients	(86,800)	(8,400)	-	-	-	(95,200)
Right to use infrastructure LT Amazonas	(32,621)	(4,955)	-	-	-	 ~~(~~  37,576)
Other assets	(58,314)	(5,504)	-	-	-	(63,818)

Total Accumulated Amortization	(15,396,216)	(9 01,786 )	-	-	-	(1 6,298,002 )

Intangible assets, net
Software rights to use (c)	3,731,736	(689,371)	740,278	-	-	3,782,643
Authorizations	1,163,192	(105,415)	90,922	-	-	1,148,699
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	101,981	23,434	-	-	-	125,415
List of clients (e)	8,400	(8,400)	-	-	-	-
Right to use infrastructure LT Amazonas (f)	165,581	(4,955)	-	-	-	160,626
Other assets	139,884	(5,504)	-	-	-	134, 380
Intangible assets under development (g)	3,794,582	705,120	(507,574)	-	155, 758	4, 147 , 886

Total Intangible Assets, net	10,632,575	(85,091)	323,626	-	155, 758	11, 026 , 868

Intangible under development represents the cost of projects in progress related to the acquisition of 4G authorizations and / or other intangible assets in the period of their construction and installation, up to the moment they enter into operation, when they will be transferred to the corresponding accounts of these assets.

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	7 to 10

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability as of June 30, 2017, and December 31, 2016:

Goodwill on Intelig´s acquisition - The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

Goodwill form the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment tests of goodwill mentioned above are summarized below :

The Company has revised the structure of the tests performed until 2015, with a change to the cash generating unit (“CGU”). Until the year 2015, the test took into account: (i) the residential broad band business + mobile business as a cash generating unit, for testing the goodwill registered in TIM Celular on the purchase of TIM Fiber RJ and TIM Fiber SP; and (ii) the Intelig business as the cash generating unit for testing goodwill registered in TIM Participações on the purchase of Intelig.

The Company has reassessed the cash generating unit for the goodwill registered, and took the following issues into account when changing the CGU:

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broad band business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by Fiber and Intelig business could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs. We think this approach was extremely prudent as it does not consider the increase in competitiveness and the synergy with the mobile business;

(ii)

Currently, this approach does not take into account the growing importance of the network on the provision of TIM mobile services. In recent years there has been a migration of usage of (and revenues from) voice services to data services, internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since the mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the FTTS (Fiber to the site) approach, connecting the sites with a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congestion on the mobile sites, increasing the transmission capacity and improving the quality of service. This led to a huge increase in the use of the TIM Fiber and Intelig backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments;

(iii)

The behavior of the telephone services customers is changing to a data-centered approach, where customers are always “connected”, using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenues from the mobile segment and the fixed segment.

(iv)

From an organizational standpoint, TIM Fiber is totally integrated into the mobile business.

Consequently, the Company’s management understands that the smallest cash generating unit for testing impairment of goodwill in the acquisition of companies, as earlier described, includes the consolidated business and, therefore, assessment will be made at level of TIM Participações. This new approach is in line with market direction in the sense of integrating the mobile and landline segments.

The change in CGU as a result of a different strategy was consolidated in 2016. Thus, as of 2016, Tim Participações was the cash generating unit identified for impairment testing of goodwill, in the amount of R$1,527,219. The impairment testing of said goodwill used this CGU and the value in use method, having also considered the calculations using the methods applied in prior years. The principal assumptions used in this method are:

• Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years;

• Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity;

• Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.50% p.a. on average) is in line with the estimates prepared by representative market institutions;

• Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 2.50% p.a.;

• The discount rate for estimated cash flows was 11.03% p.a.

The results of impairment tests carried out as of December 31, 2016, considering both the model of previous years and the new one, showed no evidence of the need to recognize any losses.

As of June 30, 2017, the Company did not identify any impairment indicators, and, therefore, there was no need to review the impairment test in the period.

 (e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and were amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

(g)

Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the period ended June 30, 2017, was R$ 4,396 (R$ 4,216 as of June 30, 2016) of interest and -R$ 1,165 (R$ 2,668 as of June 30, 2016) of monetary adjustments.

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction, totaling R$1,199 million to be paid related to these costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjustment based on the IGP-DI index. In the period ended June 30, 2017, the impact generated by the appropriation of AVP interest amounted to R$ 2,518 (R$ 7,469 as of June 30, 2016), while the impact from indexation was R$ 18,541 (R$ 31,689 as of June 30, 2016).

As of April 9, 2015, and January 26, 2017, payments in the amounts of R$370,379 and R$858,991, respectively, were made to EAD.

The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 10.28%  p.a. in connection with the borrowings and financing valid for the period. The amount capitalized in the period ended June 30, 2017, was R$ 148,843 (R$ 127,698 as of June 30, 2016).

(h)

Cost of deferred commission to dealers

Beginning 2015, the Company launched new offers to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized as intangible asset with finite useful life. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	06/2017	12/2016

LT Amazonas	206,495	204,762
	206,495	204,762

Current portion	(2,732)	(2,818)
Non-current portion	203,763	201,944

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$ 383,388 ..

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount		Present value

Up to June 2018	25,295	15,334
July 2018 to June 2022	90,252	42,708
July 2022 onwards	267,841	148,453
	383,388	206,495

The present value of installments receivable is R$ 206,495 (R$204,762 in 2016), of which R$185,558 of principal and R$ 20,937 of interest accrued until June 30, 2017. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% a.a.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Liabilities

	Consolidated
	06/2017	12/2016

LT Amazonas (i)	356,362	351,798
Sale of Towers (leaseback) (ii)	1,446,414	1,411,055
Others (iii)	39,901	39,385
	1,842,677	1,802,238

Current portion	(118,324)	(96,604)
Non-current portion	1,724,353	1,705,634

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

	Nominal amount	Present value

Up to June 2018	55,719	31,299
July 2018 to June 2022	187,403	73,050
July 2022 onwards	552,977	252,013
	796,099	356,362

The consolidated nominal value of future installments due by TIM Celular is R$ 796,099 .. Its present value is R$ 356,362 , composed by R$313,001 for principal and R$ 43,361 for interest as of June 30, 2017, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% a.a.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

A total of six transfers occurred on April 29, 2015, September 30, 2015, December 16, 2015, June 9, 2016, December 20, 2016, and the last one on June 30, 2017. Until now, 5,873 towers (5,483 in 2015 and 336 in 2016), representing 90.6% of the total.

The accounting impacts are shown below:

	Jun/17	Until Dec/16	Total
Number of towers sold	54	5,819	5,873
Sales amount	19, 118	2,632,129	2,65 1,247
Asset cost and transaction cost	(7,812)	(519,809)	(52 7,621 )
Gain on the transaction	11,306	2,112,320	2,12 3,626
Effects on sales revenue:
Revenue from the sale of assets	233	1,295,825	1,296,058
Cost of assets written-off and transaction cost	(2,598)	(238,234)	(240,832)
Write-off of the provision for disposal of non-current assets	563	197,425	197,988
Effect on income before taxes (“other operating revenues (expenses), net” account)	(1,802)	1,255,016	1,253,214
Income and Social Contribution Taxes	957	(384,705)	(383,748)
Net effect on income for the period	(845)	870,311	869,466

Deferred revenue	15,141	1,073,249	1,058,108

Property, plant and equipment under leaseback	19,263	1,337,638	1,356,901

Financial lease under leaseback	19,263	1,337,638	1,356,901

Net effect (i)	233	1,295,825	1,296,058

(i)

Represents the total amount of the sale less the financial lease obligation.

The discount rate used in the transaction was determined based on observable market transactions that the Company (lessee) would have to pay in a similar lease or borrowing arrangement, as mentioned above.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

	Nominal amount	Present value

Up to June 2018	253,898	209,794
July 2018 to June 2022	646,746	378,156
July 2022 onwards	2,115,299	858,464
	3,015,943	1,44 6,414

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$ 3,015,943 .. Their present value is R$ 1,446,414 , of which R$ 1,354,903 of principal and R$ 91,5 1 1 of interest as of June 30, 2017. The present value was estimated by projecting future payments discounted at 14.39%, 17.08%, 17.00%, 13.70%, 12.96% and 11.01% for the amounts disbursed in April, September and December 2015, June and December 2016 and June 2017, respectively.

iii) Additionally, a financial lease of newly built towers was recorded in the amount of R$21,808 up to June 30, 2017, as provided for in the agreements entered into with American Tower on November 21, 2014.

Regulatory credits to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset with future changes in the base or to reduce a future obligation.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016
Local currency
Suppliers of materials and services (a)	6,399	1,652	2,313,589	3,108,497
Interconnection (b)	-	-	180,511	181,580
Roaming (c)	-	-	2,463	3,349
Co-billing (d)	-	-	73,299	85,554
	6,399	1,652	2,569,862	3,378,980
Foreign currency
Suppliers of materials and services (a)	307	434	61,503	67,511
Roaming (c)	-	-	21,379	14,590
	307	434	82,882	82,101
Current portion	6,706	2,086	2,652,744	3,461,081

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations payable

As of June 30, 2017, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	06/2017	12/2016

700 MHz frequency band cleaning, net of AVP (ii)	138,322	976,246
Updated ANATEL Debt (ii)	92,930	89,695
Guarantee insurance on authorizations	8,652	8,652
Renewal of authorizations (i)	236,617	254,515
Authorizations payable (iii)	-	57,524
	476,521	1,386,632

Current portion	~~(~~ 204,212 )	(486,494)
Noncurrent portion	272,309	900,138

(i) In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of June 30, 2017, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$ 265,478 (R$ 254,515 as of December 31, 2016).

(ii) At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid for authorization to use the 700 MHz band.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). As of June 30, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$93 million as of June 30, 2017), which is still pending trial (note 15.g).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of Digitalization Managing Entity (EAD), with the total commitment assumed by TIM Celular amounting to R$1,199 million to be paid in four (4) installments adjusted by IGP-DI, of which R$370 million (30%) was paid on July 9, 2015, to this entity (note 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addendum to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), changing the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency thus received from TIM Celular, on January 31, 2017, the amount of R$859 million, an installment of 60% (30% + 30%, for 2016 and 2017). The remaining 10% is payable on January 31, 2018, adjusted according to the IGP-DI.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL ; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of said bid; and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

(iii) On December 17, 2015, TIM Celular was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ANATEL, at an offer price of R$57.5 million. The result was approved by the Steering Committee of Anatel on June 1, 2016, and the Licensing Agreements were entered into on July 26, 2016 , being 10% of the amount paid in July 2016 , and the remainder being paid in June 2017 ..

The Authorizations held on a primary basis by TIM Celular as of June 30, 2017, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Loans and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	06/2017	12/2016
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Jul/17 to Jul/22	2,607,962	2,546,627
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	39,070	36,552
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	2,456,161	2,068,629
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	379,538	444,847
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	39,617	78,065
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.941% to 1.32% p.a.	Aug/19 to Feb/20	-	622,980
Bank of America (Res. 4131) (4)	USD	Libor 3M + 2.00% p.a.	Sep/18	-	324,860
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	147,854	182,046
KFW Finnvera (3)	USD	Libor 6M+ 0.75% p.a.	Jan/24	257,506	121,038
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	248,778	294,138
Total				6,176,486	6,719,782
Current portion				(1,562,607)	(1,145,225)
Non-current portion				4,613,879	5,574,557

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Bank escrow and Surety by holding TIM Participações.

(3)

Guaranteed by holding TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings and financing as of June 30, 2017.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

On April 20, 2017, the Company paid KfW/Finnvera nearly R$149 million. For the purpose of eliminating any risk of change in the foreign-exchange rate, a swap transaction was contracted in advance.

In April 2017, the Company prepaid the financing agreement signed in 2011 with European Investment Bank, totaling R$602 million. This line was originally expected to mature in August 2019 and February 2020.

As of March 24, 2017, the Company prepaid the existing loan granted by Bank of America (BOFA), in the amount of R$315 million. The original maturity of this debt was estimated to occur in September 2018.

All prepayments made were intended to enable the Company’s effective management of indebtedness and cash.

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	June 30, 2017
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	747,657	1,887,943
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	700,213	1,936,187
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total R$				5,763,935	1,511,805	4,252,130

KFW Finnvera (3)	USD	Dec/15	Jun/18	150,000	51,094	93,088

Purpose:

(1)

Financing of investments in network and information technology for the years 2014, 2015 and 2016. There will no longer be disbursements related to this facility, as the last disbursement occurred on March 24, 2017.

(2)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

(3)

Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$93 million was equivalent to R$310 million on the date of payment.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance as of June 30, 2017, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$103 million. This amount was recorded in “Deferred Revenues” under “Government Subsidies” (note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (note 30).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing as of June 30, 2017, mature as follows:

Consolidated
2018	734,005
2019	1,350,490
2020	1,015,125
2021	911,754
2022	544,892
2023	18,884
2024	38,729
4,613,879

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Further transactions with extremely specific features are the loans obtained from BNP and KFW Finnvera. The former transaction is secured by SACE, an Italian insurance company, and the latter by Finnvera, a Finnish agency, both of which operate as development institutions. Given the features of these transactions, we believe that their fair values are equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$4 million less than the accounting balance.

Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016

ICMS	-	-	275,118	381,659
ANATEL taxes and fees	-	-	19,943	19,537
ISS	329	309	43,656	45,325
Others	50	14	4,282	6,721
	379	323	342,999	453,242

Current portion	(379)	(323)	(3 40,513 )	(453,130)
Non-current portion	-	-	2,486	112

Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. From 2016 on the Company opted to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	06/2017	12/2016	06/2017	12/2016

Income tax and social contribution	-	-	295,813	507,915
PIS/COFINS	11	14	83,713	59,811
Others (*)	9	17	45,320	54,840
	20	31	424,846	622,566

Current portion	(20)	(31)	(159,399)	(363,726)
Non-current portion	-	-	265,447	258,840

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Deferred revenues

	Consolidated
	06/2017	12/2016

Prepaid services to be provided (1)	468,687	716,650
Government grants (2)	103,262	117,758
Network swap (3)	15,017	28,932
Anticipated receipts	24,562	18,554
Deferred revenues for sale of towers (4)	978,257	991,750
	1,589,785	1,873,644

Current portion	(561,303)	(812,340)
Non-current portion	1,028,482	1,061,304

(1) This refers to reload of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through June 30, 2017, was R$202,954. This amount is being amortized according to useful life of the asset being financed and appropriated to the “Other income (expenses), net” (note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 16).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable and possible are subject to disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	06/2017	12/2016	06/2017	12/2016

Civil (a)	-	-	141,844	141,988
Labor (b)	2,023	1,982	138,665	90,789
Tax (c)	-	-	229,836	216,423
Regulatory (d)	-	-	30,184	29,282
	2,023	1,982	540,529	478,482

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	12/2016	Additions, net of reversals	Payments	Monetary adjustment	06/2017

Civil (a)	141,988	147,674	(189,673)	41,855	141,844
Labor (b)	90,789	37,695	(5,550)	15,731	138,665
Tax (c)	216,423	19,482	(1 1,45 8 )	5,389	229,836
Regulatory (d)	29,282	24	(17)	895	30,184
	478,482	204,875	(206,698)	63,870	540,529

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$ 98,795 (R$ 105,112 as of December 31, 2016) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$ 4,483 (R$ 4,705 as of December 31, 2016).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$ 12,552 (R$ 8,661 as of December 31, 2016).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$ 18,164 (R$ 20,120 as of December 31, 2016).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$ 3,348 (R$ 3,390 as of December 31, 2016).

b.

Labor claims

The main outstanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,448 labor claims as of June 30, 2017, (1,074 as of December 31, 2016) filed against the Company and its subsidiaries, most of them relate to employment claims filed by employees as well as claims that involve former employees of service providers. The provision for these cases amounts to R$129 ,797 , monetarily restated (R$ 81,876 as of June 30, 2016). A significant portion of this provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of staff. As of June 30, 2017, the provision for these cases amounts to R$15,530, monetarily restated, (R$10,742 as of December 31, 2016).

c.

Tax processes

Consolidated

	06/2017	12/2016
Federal taxes	33,741	57,393
State taxes	101,283	64,280
Municipal taxes	1,691	1,629
Intelig proceedings (purchase price allocation)	93,121	93,121
	229,836	216,423

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated at the indices established by the federal, state and/or municipal governments for taxes in arrears, being substantially linked to the variation in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular has been made for twelve cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payment and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned currently total R$ 8,937 (R$ 33,172 as of December 31, 2016), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned in August 2015 and updated is R$13,168 (R$ 12,683 as of December 31, 2016).

(ii) The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$ 6,230 (R$ 6,077 as of December 31, 2016).

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular covers forty-seven proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$ 14,209 (R$ 13,652 as of December 31, 2016), as well as amounts allegedly not subject to taxation, regarding the provision of telecommunication services, and recorded in July 2016, for which the updated amount is R$4,462 (R$4,183 as of December 31, 2016).

(ii) The provision for Intelig referring to state taxes covers eight proceedings, and includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$ 14,830 (R$ 14,414 as of December 31, 2016).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig PPA

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process, amount to R$ 93,121 (R$93,121 as of December 31, 2016).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As of June 30, 2017, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, is R$ 30,184 (R$ 29,282 as of December 31, 2016).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated
	06/2017	12/2016

Civil (e.1)	1,427,733	1,698,901
Labor (e.2)	693,621	678,290
Tax (e.3)	13,672,138	13,832,157
Regulatory (e.4)	74,241	69,572
	15,867,733	16,278,920

The administrative and legal proceedings assessed as possible losses and monitored by the Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	06/2017	12/2016
Actions filed by consumers (e.1.1)	475,983	679,577
ANATEL (e.1.2)	211,171	202,777
Procon and Public Prosecutor’s Office (e.1.3)	232,232	316,007
Former trade partners (e.1.4)	204,117	203,314
Social and environmental, and infrastructure (e.1.5)	143,660	130,894
Others	160,569	166,332
	1,427,732	1,698,901

e.1.1. Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

There are 6,401 labor claims filed against the Company and its subsidiaries as of June 30, 2017, (6,039 as of December 31, 2016) related to claims made by former employees of service providers in the updated amount of R$ 693,621 (R$ 678,290 as of December 31, 2016).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$ 29,252 (R$ 9,256 as of December 31, 2016).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$60,643 (R$60,351 as of December 31, 2016).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,128 as possible risk and the amount of R$5,403 as probable risk (R$3,521 updated as possible risk and R$711 updated as possible risk as of December 31, 2016).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

The remaining amounts relate to various labor claims lawsuits filed by former own employees and former employees of third-parties.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the updated amount of R$4,990 (R$5,372 as of December 31, 2016).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the updated amount of R$9,857 (R$5,686 as of December 31, 2016).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration in the updated amount of R$43,706 (R$43,496 as of December 31, 2016).

e.3. Tax

	Consolidated
	06/2017	12/2016
Federal Taxes (e.3.1)	3,645,987	3,560,440
State Taxes (e.3.2)	6,853,246	6,982,809
Municipal Taxes (e.3.3)	541,575	509,613
FUST, FUNTTEL and EBC (e.3.4)	2,631,330	2,779,295
	13,672,138	13,832,157

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$9,160,500.

e.3.1. Federal Taxes

Assessment against TIM Group for federal taxes amounted to R$3,645,987 as of June 30, 2017, (R$ 3,560,440 as of December 31, 2016). Of this total, the following issues stand out:

(i)

Alledged error in the use of tax credits due to a reverse merger, amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,264,418 (R$ 2,190,975 as of December 31, 2016).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$ 190,204 (R$ 185,001 as of December 31, 2016).

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$60,889 (R$58,914 as of December 31, 2016).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for Tim Celular is R$237,465 (R$229,061 as of December 31, 2016), and, for Intelig, the amount is R$55,001 (R$52,963 as of December 31, 2016).

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$ 385,778 (R$ 412,741 as of December 31, 2016).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounted to R$ 6,853,246 as of June 30, 2017 (R$6,982,809  as of December 31, 2016). Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$ 1,248,997 (R$ 1,200,113 as of December 31, 2016).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,026,433 (R$985,842 as of December 31, 2016).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$ 855,846 (R$ 907,777 as of December 31, 2016).

(iv)

ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted, as well as credits related to transactions with tax substitution, and exempt and non-taxable transactions. The amount involved is R$ 1,258,641 (R$ 1,230,516 as of December 31, 2016).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$128,611 (R$322,722 as of December 31, 2016).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$117,387 (R$112,537 as of December 31, 2016).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$173,092 (R$169,431 as of December 31, 2016).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$ 245,305 (R$ 234,006 as of December 31, 2016).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$71,826 (R$69,195 as of December 31, 2016).

(x)

Taxation of international roaming services. The amount involved is R$44,809 (R$39,665 as of December 31, 2016).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$110,135 (R$105,418 as of December 31, 2016).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS. The amount involved is R$23,253 (R$22,499 as of December 31, 2016).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$541,575 as of June 30, 2017 (R$ 509,613 as of December 31, 2016). Of this amount, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$ 133,137 (R$ 128,145 as of December 31, 2016).

(ii)

collection of ISS on import of services. The amount involved is R$189,190 (R$183,962 as of December 31, 2016).

(iii)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by municipal authorities in several locations. The amount involved is R$77,724 (R$66,939 as of December 31, 2016).

e.3.4. FUST, FUNTTEL and EBC

The amount assessed against TIM Group for contributions to FUST, FUNTTEL and EBC is R$2,631,330  as of June 30, 2017 (R$ 2,779,295 as of December 31, 2016). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

As of June 30, 2017, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$ 74,241 (R$ 69,572 as of December 31, 2016).

On obtaining an extension of authorization to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	06/2017	12/2016
	(6 months)	(12 months)
Opening balance	21,726	31,609

Reversal/write-offs recorded throughout the period/year, net of additions	(4,016)	(11,029)
Monetary adjustment for the period/year	314	1,146

Closing balance	18,024	21,726

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 10.54% p.a. as at June 30, 2017 (12.43% p.a. as of December 31, 2016).

Shareholders’ equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	06/2017	12/2016

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	06/2017	12/2016

Special goodwill reserve	380,560	380,560
Stock options	28,232	24,678
Tax benefit reserve	1,158,911	1,158,911
	1,567,703	1,564,149

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 27).

As of March and May 2017, the Company sold 71,490 and 86,173 common shares, respectively, to the beneficiaries of the Stock Option Plan (Note 27). These treasury shares were exercised at the book value of 4.1628 each.

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of June 30, 2017, and December 31, 2016, was R$1,158,911.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d.

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit. As provided for in the Company’s bylaws, dividends not claimed within 3 years will be reversed to the Company.

At December 31, 2016, dividends were calculated as shown below:

12/2016

Net income for the year	750,427
(-) Legal reserve constitution	(37,521)
(-) Tax incentives not to be distributed	(118,250)
Revised profit	594,656

Dividends to be distributed:
Minimum dividends calculated considering 25% of the revised profit	148,664

Dividends per share (Reais per share)	0,06

The balance of dividends payable as at June 30, 2017, contains amounts not settled in previous years, in the amount of R$61,639 (R$57,447 on December 31, 2016).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “ 2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On November 8, 2016, the 3rd Grant was made under 2014-2016 Plan.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year	Forfeited in the year	Falling due in the year	Balance at the end of the year
2017
2014-2016 Plan – 3rd grant	3,922,204	Sep/22	R$8.10	3,922,204	-	-	(381,444)	-	3,540,760
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	R$8.45	2,575,085	-	(157,663)	(387,197)	-	2,030,225
2014-2016 Plan – 1st grant	1,687,686	Sep/20	R$13.42	1,064,659	-	-	(285,487)	-	779,172
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	R$8.13	1,091,464	-	-	(246,550)	-	844,914
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	R$8.96	502,289	-	-	(246,733)	-	255,556
2011-2013 Plan – 1st grant	2,833,595	Aug/17	R$8.84	-	-	-	-	-	-
Total	17,532,884			9,155,701	-	(157,663)	(1,547,411)	-	7,450,627
Average weighted price for the year			R$8.78

(*) No options were exercised in the six-month period ended June 30, 2017 for the “2011-2013 plan” since minimum performance conditions have not been met. With regard to the 2nd grant for the 2014-2016 plan, 157,663 options were exercised at the price of R$8.7341 (R$8.45 adjusted according to the performance goal at 3.33%) in the six-month period ended June 30, 2017.

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66%p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10%p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the six -month period , totaled R$1,686  (R$ 1,055 in the same period in 2016 ).

28.

Net operating revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenues billed in the previous month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	06/2017	06/2016
Service revenue - Mobile	9,860,806	10,058,992
Service revenue - Landline	605,161	571,887
Service revenue	10,465,967	10,630,879

Goods sold	602,977	731,380
Gross operating revenue	11,068,944	11,362,259

Deductions from gross revenue
Taxes	(2,527,791)	(2,899,253)
Discounts given	(634,530)	(765,590)
Returns and others	(12,857)	(22,919)
	(3,175,178)	(3,687,762)

Total net revenue	7,893,766	7,674,497

Operating costs and expenses

Consolidated
	06/2017				06/2016
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

Personnel	(22,713)	(292,165)	(144,083)	(458,961)	(36,267)	(349,519)	(137,916)	(523,702)
Third party services	(276,263)	(1,037,440)	(212,223)	(1,525,926)	(243,878)	(938,299)	(228,704)	(1,410,881)
Interconnection and means of connection	(1,355,615)	-	-	(1,355,615)	(1,410,463)	-	-	(1,410,463)
Depreciation and amortization	(1,492,678)	(88,206)	(275,569)	(1,856,453)	(1,438,935)	(83,891)	(208,120)	(1,730,946)
Taxes, fees and contributions	(17,093)	(451,660)	(7,492)	(476,245)	(16,577)	(499,672)	-	(516,249)
Rent and insurance	(325,197)	(46,096)	(33,065)	(404,358)	(278,997)	(47,640)	(34,094)	(360,731)
Cost of goods sold	(434,431)	-	-	(434,431)	(526,936)	-	-	(526,936)
Publicity and advertising	-	(225,265)	-	(225,265)	-	(245,136)	-	(245,136)
Losses on doubtful accounts	-	(147,827)	-	(147,827)	-	(140,517)	-	(140,517)
Others	(670)	(10,528)	(22,801)	(33,999)	(1,692)	(16,901)	(24,346)	(4 2,939 )
	(3,924,660)	(2,299,187)	(695,233)	(6,919,080)	(3,953,745)	(2,321,575)	(633,180)	(6,908,500)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

		Parent Company
	06/2017				06/2016
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total

Personnel	(9,181)	-	-	(9,181)	(4,750)	-	-	(4,750)
Third party services	(7,064)	-	-	(7,064)	(4,937)	-	-	(4,937)
Rent and insurance	65	-	-	65	(118)	-	-	(118)
Taxes, fees and contributions	(209)			(209)
Other	(42)	-	-	(42)	(472)	-	-	(472)
	(16,431)	-	-	(16,431)	(10,277)	-	-	(10,277)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries in the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled to, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

In the six-month period ended June 30, 2017, the Company recorded the amounts of R$595, R$741 and R$625 (R$777, R$961 and R$848 in the same period in 2016) relating to post-employment benefits in the groups of costs of services provided and goods sold, selling expenses, and general and administrative expenses, respectively.

30.

Other income (expenses), net

	Parent Company		Consolidated
	06/2017	06/2016	06/2017	06/2016
Income
Subsidy income, net	-	-	14,497	13,636
Fines on telecommunications services	-	-	21,982	19,831
Revenue from disposal of assets (*)	-	-	2,381	46,935
Other income	-	191	52,532	30,796
	-	191	91,392	111,198

Expenses
FUST/FUNTTEL (**)	-	-	( 71 , 153 )	( 83 , 964 )
Taxes, fees and contributions	-	-	( 2 , 215 )	( 2 , 114 )
Provision for legal and administrative proceedings, net of reversal	(99)	55	(181,964)	(140,184
Expenses involving disposal of assets (*)	-	-	(3,767)	(9,063)
Other expenses	(86)	(116)	( 12 , 03 1 )	( 10 , 716 )
	(185)	(61)	( 271 , 13 0 )	(246 , 041 )

Amortization of authorizations	-	-	( 123 , 8 30 )	( 129 , 877 )
	(185)	(61)	( 394 , 960 )	( 375 , 918 )

Other income (expenses), net	(185)	130	( 303 , 568 )	( 264 , 720 )

(*) During the year 2017, 54 towers were transferred under the 6 th tranche to ATC, in accordance with the agreements entered into between the parties (note 1 6 ). Leaseback was analyzed and classified as a financial lease, considering the requirements provided for in IAS17/CPC 06 (R1), approved by Resolution of the CVM.

Risks and benefits of the assets were transferred to the purchaser on the dates of each transfer ( June 30 , 2017) , and a net expense involving the disposal of these assets in the amount of - R $ 1, 802 in the period was recognized as other operating revenues (expenses) ..

(* *) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

31.

Financial income

	Parent company		Consolidated
	06/2017	06/2016	06/2017	06/2016

Interest on financial investments	636	1,117	212,817	201,812
Interest received from clients	-	-	19,668	21,557
Swap interest	-	-	24,253	65,013
Interest on leasing	-	-	12,656	12,594
Monetary adjustment	604	803	16,460	49,005
Exchange rate variation	8	-	364,726	1,658,883
Other income	(3)	70	5,92 1	6,445
	1,245	1,990	656,50 1	2,015,309

32.

Financial expenses

	Parent Company		Consolidated
	06/2017	06/2016	06/2017	06/2016
Interest on borrowings and financing	-	-	(99,058)	(103,001)
Interest paid to suppliers	-	-	(102)	(16,780)
Interest on taxes and fees	(15)	(15)	(15,381)	(18,054)
Swap interest	-	-	(66,404)	(130,187)
Interest on leasing	-	-	(131,307)	(118,837)
Monetary adjustment	(83)	(244)	(144,423)	(117,615)
Discounts granted	-	-	(20,739)	(27,121)
Exchange rate variation	(36)	(35)	(365,420)	(1,664,329)
Other expenses	(1,313)	(1,221)	(44,139)	(53 ,009 )
	(1,447)	(1,515)	(886,973)	(2,248,933)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 37).

33. Income Tax and Social Contribution Expenses

	Consolidated
	06/2017	06/2016
Current Income Tax and Social Contribution
Income tax for the period	(81,225)	(165,735)
Social Contribution for the period	(30,306)	(61,565)
Tax Incentive – SUDENE/SUDAM (*)	51,938	39,191
	(59,593)	(188,109)
Deferred Income Tax and Social Contribution
Deferred Income tax	(22,086)	90,794
Deferred Social Contribution	(7,951)	32,019
	(30,037)	122,813

	(89,630)	(65,296)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	06/2017	06/2016	06/2017	06/2016
Income before income tax and social contribution	351,016	202,357	440,647	267,653
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(119,345)	(68,801)	(149,820)	(91,002)
(Additions)/Exclusions:
Unrecognized/recognized tax losses and temporary differences	(5,705)	(3,282)	27,732	635
Equity Accounting Income	125,064	72,090	-	-
Permanent additions and exclusions:
Non-deductible donations	-	-	(420)	(1,351)
Non-deductible fines	(14)	(7)	(6,366)	(4,598)
Losses from accounts receivable - Co-billing	-	-	(517)	(3,563)
Financial lease impact	-	-	(17,109)	(13,217)
Other permanent additions and exclusions	-	-	5,560	4,981
SUDENE/SUDAM tax incentive (*)	-	-	51,938	39,191
Deferred income tax and social contribution and write-off of ARO	-	-	~~(219)~~	~~(1,439)~~
Other amounts	-	-	(409)	5,067
	119,345	68,801	60,190	25,706
Income tax and social contribution recorded in income for the period	 ~~-~~ 	-	(89,630)	(65,296)
Effective tax rate	-	-	20.34%	24.4%

(*) As mentioned on note 26 b.3, according to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	06/2017	06/2016

Income attributable to shareholders of the Company	351,017	202,357

Weighted average number of common shares issued (thousands)	2,420,394	2,420,237

Basic earnings per share (expressed in R$)	0.1450	0.0836

 (b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	06/2017	06/2016

Income attributable to shareholders of the Company	351,017	202,357

Weighted average number of common shares issued (thousands)	2,420,641	2,418,068

Diluted earnings per share (expressed in R$)	0.1450	0.0837

The calculation of diluted earnings per share considered 247,174 shares related to the 2nd and 3rd Granting of Plan 2011-2013 and 2nd granting of the 2014-2016 Plan, as mentioned in Note 27.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of Telecom Italia Group are as follows:

	Assets
	06/2017	12/2016

Telecom Italia Sparkle (1)	5,903	5,246
Lan Group (4)	~~6~~ 86	2,471
TIM Brasil (6)	13,165	12,587
Others	674	674
Total	20,428	20,978

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

	Liabilities
	06/2017	12/2016

Telecom Italia S.p.A. (2)	23,072	29,094
Telecom Italia Sparkle (1)	13,751	22,898
Italtel (3)	9,443	10,248
Lan Group (4)	5,543	7,822
TIM Brasil	4,877	4,877
Vivendi Group (7)	2,586	3,947
Others	38	38
Total	59,310	78,924

	Revenue
	06/2017	06/2016

Telecom Italia S.p.A. (2)	373	1,769
Telecom Argentina Group (1)	-	8,232
Telecom Italia Sparkle (1)	2,628	2,713
Lan Group (4)	685	873
Total	3,686	13,587

	Costs/Expenses
	06/2017	06/2016

Telecom Italia S.p.A. (2)	3,166	4,730
Telecom Italia Sparkle (1)	15,811	14,969
Telecom Argentina Group (1)	-	713
Lan Group (4)	19,722	27,509
Generali (5)	3,254	194
Vivendi Group (7)	4,216	3,232
Italtel (3)	1,579	455
Total	47,748	51,802

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo. On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Fees

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	06/2017	06/2016

Salaries and other short-term benefits	9,269	8,988
Share-based payments	2,005	(208)
	11,274	8,780

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to i) reduce the exchange variation risks and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries enter into i) swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financings; and ii) trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks.

At June 30, 2017, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of June 30, 2017, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at June 30, 2017, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables on June 30 , 201 7, and December 31, 201 6 or revenues from services rendered.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable on June 30 , 201 7 and December 31, 201 6 or 10% of sales revenues.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	06/2017			12/2016
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	109,186	(31,049)	78,137	216,922	(81,473)	135,449

Current portion	62,451	(9,427)	53,024	82,454	(36,163)	46,291
Non-current portion	46,735	(21,622)	25,113	134,468	(45,310)	89,158

The consolidated financial derivative instruments with long-term maturities at June 30 , 201 7 are as follows:

	Assets	Liabilities
2018	20,446	(4,007)
2019	19,905	(6,426)
2020	1,277	(6,426)
2021 onwards	5,107	( ~~4~~  ,763 )
	46,735	(21,622)

Consolidated financial assets and liabilities valued at fair value:

06/2017
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	5,077	-	5,077
Derivatives used for hedging purposes	 ~~-~~ 	109,186	109,186
Total assets	5,077	109,186	114,263
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	31,049	31,049
Total liabilities	-	31,049	31,049

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

12/2016
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	479,953	-	479,953
Derivatives used for hedging purposes	-	216,922	216,922
Total assets	479,953	216,922	696,875
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	81,473	81,473
Total liabilities	-	81,473	81,473

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

Financial assets and liabilities by category

The Company’s financial instruments by category can be summarized as follows:

	Borrowings and Receivables	Assets valued at fair value	Total

June 30, 2017
Assets, as per balance sheet
Derivative financial instruments	-	109,186	109,186
Trade accounts receivable and other accounts receivable, excluding prepayments	2,680,111	-	2,680,111
Securities	-	5,077	5,077
Cash and cash equivalents	3,422,500	-	3,422,500
Leasing	206,495	-	206,495
Judicial deposits	1,338,775	-	1,338,775
Other assets	84,454	-	84,454
	7,732,335	114,263	7,846,598

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
June 30, 2017
Liabilities, as per balance sheet
Borrowings and financings	-	6,176,483	6,176,483
Derivative financial instruments	31,049	-	31,049
Suppliers and other obligations, excluding legal obligations	-	2,652,744	2,652,744
Leasing	-	1,842,677	1,842,677
Dividends payable	-	61,639	61,639

	31,049	10,733,543	10,764,592

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2017

(in thousands of Reais, unless otherwise indicated)

(A free translation  of the original in Portuguese)

	Borrowings and Receivables	Assets valued at fair value	Total

December 31,2016
Assets, as per balance sheet
Derivative financial instruments	-	216,922	216,922
Trade accounts receivable and other accounts receivable, excluding prepayments	2,943,269	-	2,943,269
Securities		479,953	479,953
Cash and cash equivalents	5,128,186	-	5,128,186
Leasing	204,762	-	204,762
Judicial deposits	1,294,125	-	1,294,125
Other assets	83,107	-	83,107
	9,653,449	696,875	10,350,324

Liabilities valued at fair value through profit or loss		Other financial liabilities	Total

December 31, 2016
Liabilities, as per balance sheet
Borrowings and financings	-	6,719,782	6,719,782
Derivative financial instruments	81,473	-	81,473
Suppliers and other obligations, excluding legal obligations	-	3,461,081	3,461,081
Leasing	-	1,802,238	1,802,238
Dividends payable	-	206,112	206,112
81,473		12,189,213	12,270,686

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At June 30 , 201 7, no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at June 30 , 201 7 and December 31, 201 6 are shown in the table below:

June 30 , 201 7

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BNP	CITI, JP Morgan	39,617	39,617	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	147,854	147,854	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	257,506	257,506	100%	LIBOR 6M + 0.75% p.a.	80.29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	248,778	248,778	100%	2.13% p.a.	87.88% of CDI

December 31, 2016

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	BOFA	622,980	622,980	100%	LIBOR 6M + 1.22% p.a.	94.33% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	78,065	78,065	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	182,046	182,046	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	324,860	324,860	100%	LIBOR 3M + 2.00% p.a.	103.60% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan	121,038	121,038	100%	LIBOR 6M + 0.75% p.a.	79.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	294,138	294,138	100%	2.18% p.a.	88.05% of CDI

In March and April 2017, in line with its new efficient cash and indebtedness management policy, the Company jointly decided that, together with the prepayment of the BOFA borrowing and BEI financing, it would reverse the swaps contracted with Bank of America (BOFA), with the purpose of hedging the Company against foreign exchange variation risks and interest rates.

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment, at the end of June 2016, to close a forward swap transaction in advance in order to ensure an attractive cost of 81.5% of CDI for a financing agreement in foreign currency. The disbursement of the funds occurred on April 20, 2017, to KfW/Finnvera. Swap was closed based on the same payment flow to ensure full hedging and has a notional value of approximately US$48 million. This transaction does not hold foreign exchange risk, since the initial dollar rates for this transaction (Debt and Swap) will start simultaneously.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remot e) and their respective impacts on results, as follows:

Description	2017	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BOFA, Cisco and KFW)	697,341	697,341	878,328	1,061,753
A) ∆ Aggregate Debt Variation			180,988	364,412
Fair value of the asset side of the swap	697,341	697,341	878,328	1,061,753
Fair value of the liability side of the swap	(619,204)	(619,204)	(616,534)	(614,194)
Swap result	78,137	78,137	261,79 4	447,55 9
B) ∆ Aggregate Swap Variation			183,657	369,421
C) Final result (B-A)			2 ,670	5,009

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	10.14%	12.68%	15.21%
USD	3.3082	4.1353	4.9623

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at June 30 , 201 7 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

06/2017
Net income from USD vs. CDI transactions	(55,747)

Capital management

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at June 30, 2017, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$38,873,027
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2018	869,733
2019	908,871
2020	949,770
2021	992,509
2022	1,037,172
4,758,055

Supplementary disclosure on consolidated cash flows

	06/2017	06/2016

Interest paid	284,976	290,869
Income tax and social contribution paid	121,535	218,824
Additions to property, plant and equipment, and intangible assets – without cash effects	26,077	102,909

Other Material Information

On June 21, 2016 (the complaint was assigned on the 20 th ), OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “Oi”), filed for judicial reorganization with the 7 th Business Court of Rio de Janeiro, which the court approved on June 29, 2016. The complaint states that the purpose of the action was to protect Oi’s cash and assets while it negotiates a judicial reorganization plan with its creditors, so that it can continue to operate. Together with the complaint, Oi submitted a list of creditors, which is currently being analyzed by the court administrator appointed by the judge, that has not yet published the list of creditors revised containing the credits subject to the judicial reorganization process. On September 30, 2016, the announcement containing the notice on the filing of the Judicial Reorganization Plan was published. The Reorganization Plan has not yet been approved by creditors, and it will give details of payment of debts included in the reorganization, and of other measures for the recovery of OI Group.

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of Oi as of June 20, 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the quarterly information , TIM Management has not made any additional provision for the amounts outstanding with Oi, since the reorganization plan presented by Oi and the analysis conducted by the creditors pointed to a scenario in which partner suppliers could be paid within up to 2 years. The materiality of the balances in question and the nature of the services between the parties have also been taken into account.

In December 2016, the Technical Area of Anatel issued a Decision Order whereby it established an understanding on the application of Reference Values for the provision of EILD, in accordance with the provisions set forth in Resolution No. 639 of July 1, 2014, imposing a reduction of the amounts charged by Oi to TIM as of February 25, 2016. TIM notified OI Group of the terms of the decision, which are still being discussed by the parties. It should be noted that the Company has already agreed with other telecom operators to offset these amounts paid in excess during the aforementioned period.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation  of the original in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

TIM Participações S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of TIM Participações S.A. (the ‘Company’), included in the Interim Financial Information Form (ITR), for the quarter ended on June 30, 2017, which comprises the balance sheet and the related statements of income and comprehensive income for the three and six-month period then ended, and the statements of changes in equity and of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information and International Accounting Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above has not present been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated statements of value added, for the six-month period ended on June 30, 2017, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for IFRS that does not require their presentation. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 25, 2017.

BDO RCS Auditores Independentes SS

CRC 2 SP 013846/F

Julian Clemente

Accountant CRC 1SP 197232/0-6 – S - RJ

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation  of the original in Portuguese)

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of BDO RCS Auditores Independentes S.S., for the period that ended on June 30th, 2017 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 24th, 2017.

WALMIR KESSELI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
JARBAS TADEU BARSANTI RIBEIRO Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation  of the original in Portuguese)

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended June 30, 2017.

Rio de Janeiro, July 25th, 2017.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), Rogério Tostes Lima (Investor Relations Officer) and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended June 30, 2017.

Rio de Janeiro, July 25th, 2017.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

Footnotes

1 Generated from TIM's analysis over Ookla Speedtest results.

2 GRI: Global Reporting Initiative, standard of international reporting through performance indicators, on which TIM relies on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.